Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

SIGMATEL, INC.

PPR ACQUISITION CORPORATION,

OASIS SEMICONDUCTOR, INC.,

CERTAIN PRINCIPAL STOCKHOLDERS OF OASIS SEMICONDUCTOR, INC.

AND

WILLIAM H. WREAN, JR., AS STOCKHOLDERS’ AGENT

September 6, 2005

	3.18	Taxes	39

	3.19	Employee Benefit Plans and Employment Matters	41

	3.20	Insurance	46

	3.21	Compliance With Laws	46

	3.22	Brokers’ and Finders’ Fee	46

	3.23	Bank Accounts	46

	3.24	International Trade Matters	46

	3.25	Certain Payments	47

	3.26	Opinion of Financial Advisor	47

	3.27	Vote Required; Appraisal Rights	47

	3.28	Representations Complete	47

4.	Representations and Warranties of Acquiror and Merger Sub		47

	4.1	Organization, Standing and Power	47

	4.2	Authority	48

	4.3	SEC Documents; Financial Statements	49

	4.4	Absence of Certain Changes or Events	49

	4.5	Financing	49

	4.6	Solvency	49

	4.7	Merger Sub	49

5.	Additional Covenants and Agreements		50

	5.1	Confidentiality	50

	5.2	Public Disclosure	50

	5.3	Employee Benefits	50

	5.4	Expenses	51

	5.5	Form S-8	51

	5.6	[Intentionally omitted.]	51

	5.7	FIRPTA Documents	51

	5.8	Indemnification.	51

	5.9	Employee Bonus and Retention Plan.	52

6.	Escrow and Indemnification		52

	6.1	Escrow Account	52

	6.2	Indemnification	52

	6.3	Claims for Indemnification	55

	6.4	Stockholders’ Agent	56

	6.5	Actions of the Stockholders’ Agent	58

7.	General Provisions		58

	7.1	Notices	58

	7.2	Counterparts	59

	7.3	Entire Agreement; Nonassignability; Parties in Interest	59

	7.4	Severability	59

	7.5	Remedies Cumulative	60

	7.6	Governing Law	60

	7.7	Rules of Construction	60

	7.8	Specific Enforcement	60

	7.9	Amendment; Waiver	60

	7.10	Acknowledgements by Acquiror and Target	61

LIST OF EXHIBITS AND SCHEDULES*

Exhibit A	Certificate of Merger

Exhibit B	Escrow Agreement

Exhibit C	Forms of At-Will Employment Offer Letter, Proprietary Rights Agreement and Non-Competition and Non-Solicitation Agreement

Schedules:

Schedule A	Persons with Knowledge with Respect to Target

Schedule B	Target Disclosure Schedule

Schedule C	Bonus Eligible Employees

Schedule 2.5	Directors and Officers of the Surviving Corporation

Schedule 2.6(b)	Closing Payment Schedule

Schedule 2.6(e)	Closing Option Schedule

Schedule 2.6(i)	Non-recurring Engineering Fees Schedule

Schedule 2.8(a)	Financial Projections

Schedule 2.8(e)	Target Business Management

Schedule 2.8(f)	Material Acquiror Earnout Breach Payment Schedule

Schedule 5.3(c)	Acquiror Closing Option Grants

Schedule 5.9	Employee Bonus and Retention Plan

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of September 6, 2005 by and among SigmaTel, Inc., a Delaware corporation (“Acquiror”); PPR Acquisition Corporation, a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Acquiror; Oasis Semiconductor, Inc., a Delaware corporation (“Target”); solely with respect to Section 6 hereof, the stockholders of Target whose names are set forth on the signature pages hereto (the “Principal Stockholders”); and, solely with respect to Section 2.6, Section 2.8 and Section 6 hereof, William H. Wrean, Jr., in his capacity as stockholders’ agent (“Stockholders’ Agent”).

RECITALS

1. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the “Merger”) and, in furtherance thereof, have approved this Agreement and the Merger.

2. In anticipation of the Merger, among other things, all outstanding shares of Target preferred stock, $0.001 par value per share (“Target Preferred Stock”), will be converted into Target common stock, $0.001 par value per share (“Target Common Stock”) (collectively, the Target Preferred Stock and Target Common Stock are referred to herein as “Target Capital Stock”); and pursuant to the Merger, the Target Common Stock shall be converted into the right to receive the Merger Consideration (as defined in Section 1 below) upon the terms and subject to the conditions set forth herein.

3. In connection with the Merger, Acquiror will place a portion of the Closing Consideration otherwise payable to Target’s stockholders into escrow, on the terms and subject to the conditions set forth in the Escrow Agreement (as defined in Section 2.6(c)).

4. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Accounts Receivable” shall mean the accounts receivable of or amounts owing or payable to the Target Business Unit in connection with or relating to the Target Business in accordance with Target GAAP.

“Acquiror” has the meaning set forth in the introductory paragraph of this Agreement.

“Acquiror Common Stock” means the common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Indemnified Person” and “Acquiror Indemnified Persons” have the meanings set forth in Section 6.2(b).

“Acquiror Material Adverse Effect” shall mean the occurrence of any event, change, circumstance or effect that is materially adverse to the financial condition, assets (including intangible assets), business, operations or results of operations of Acquiror and its Subsidiaries, taken as a whole; provided that none of the following shall constitute or shall be considered in determining whether there has occurred an “Acquiror Material Adverse Effect”: (I) any event, change, circumstance or effect (x) primarily arising out of or resulting from actions contemplated by the parties in this Agreement or (y) that is primarily attributable to the announcement or performance of this Agreement or the transactions contemplated thereby, and (II) any event, change, circumstance or effect that is the result of economic factors affecting the economy as a whole or changes that are the result of factors generally affecting the industry or specific markets in which Acquiror competes that does not disproportionately affect Acquiror and its Subsidiaries taken as a whole.

“Acquiror SEC Documents” has the meaning set forth in Section 4.3.

“Adjustment Amount” has the meaning set forth in Section 2.6(i).

“Affiliate” means any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another Person.

“Agreed Amount” has the meaning set forth in Section 6.3(c).

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Ancillary Agreements” has the meaning set forth in Section 3.2.

“Assumed Per Share Exercise Price” has the meaning set forth in Section 2.6(e)(ii).

“Available Shares” has the meaning set forth in Section 2.6(e)(iv).

“Bonus Earning Employees” has the meaning set forth in Section 2.9.

“Bonus Eligible Employee” and “Bonus Eligible Employees” have the meanings set forth in Section 2.9.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day in which banking institutions located in Boston, Massachusetts are permitted or required by law, executive order or governmental decree to remain closed.

“Calendar-Year 2006 Revenue” has the meaning set forth in Section 2.8(a).

“Cause” shall mean, unless otherwise defined with respect to a Target Employee in an employment agreement between such Target Employee and the Target Business Unit in effect at or after the Effective Time: (a) the Target Employee having committed a willful serious crime, such as fraud, embezzlement or theft, against the Target Business Unit, intending to enrich himself or herself at the expense of the Target Business Unit; (b) the Target Employee having been convicted of (i) a misdemeanor involving the Target Employee’s intentionally engaging in conduct that is demonstrably materially injurious to the Acquiror or Surviving Corporation or (ii) a felony, and has, in either case, exhausted all opportunities for appeal of such conviction; (c) the Target Employee, in carrying out his or her duties in connection with his or her employment, has been guilty of gross neglect or willful misconduct as determined by Target Business Management; (d) the Target Employee has materially breached the material terms of any employment agreement in effect at or after the Effective Time with Target Business Unit; or (e) for purposes of Section 2.9 (“Employee Retention Bonus; Allocation”) only, with respect to Target Employees who are not members of Target Business Management, the Target Employee demonstrates unsatisfactory performance in carrying out the duties assigned under his or her employment (e.g., on Acquiror’s Performance Improvement Plan, have performance rating of 1 or 2 in current performance management system and continues to have such rating after notification), the determination of such unsatisfactory performance to be determined by Target Business Management.

“CERCLA” has the meaning set forth in Section 3.17(a)(i).

“Certificate of Merger” has the meaning set forth in Section 2.1.

“Claim Notice” has the meaning set forth in Section 6.3(b).

“Claimed Amount” has the meaning set forth in Section 6.3(b).

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Balance Adjustment” has the meaning set forth in Section 2.6(i).

“Closing Consideration” has the meaning set forth in Section 2.6(b).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Option Schedule” has the meaning set forth in Section 2.6(f)(iii).

“Closing Payment Schedule” has the meaning set forth in Section 2.6(b).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” has the meaning set forth in Section 3.18(k).

“Confidentiality Agreement” has the meaning set forth in Section 5.2.

“Contemplated Transactions” shall mean the transactions and other matters contemplated by this Agreement, including (a) the Merger, and (b) the solicitation and obtaining of written consents of the stockholders of Target adopting this Agreement.

“Copyrights” has the meaning set forth in Section 3.10(a)(ii).

“Damages” has the meaning set forth in Section 6.2(b).

“Days Sales Outstanding” has the meaning set forth in Section 2.8(a).

“Delaware Law” has the meaning set forth in Section 2.1.

“Discretionary Items” has the meaning set forth in Section 2.8(a).

“Dissenting Shares” has the meaning set forth in Section 2.6(h).

“Dissenting Stockholder” has the meaning set forth in Section 2.6(h).

“Domain Names” has the meaning set forth in Section 3.10(a)(i).

“Earnout” has the meaning set forth in Section 2.8.

“Earnout Consideration” has the meaning set forth in Section 2.8.

“Earnout Dispute Resolution Period” has the meaning set forth in Section 2.8(d)(ii).

“Earnout Objection Deadline” has the meaning set forth in Section 2.8(d)(ii).

“Earnout Objection Statement” has the meaning set forth in Section 2.8(d)(ii).

“Earnout Payment” has the meaning set forth in Section 2.8.

“Earnout Payment Date” has the meaning set forth in Section 2.8(a).

“Earnout Period” has the meaning set forth in Section 2.8(a).

“Earnout Statement” has the meaning set forth in Section 2.8(d)(i).

“Effective Time” has the meaning set forth in Section 2.2.

“Environmental Laws” has the meaning set forth in Section 3.17(a)(i).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.19(a).

“Escrow Account” has the meaning set forth in Section 2.6(c).

“Escrow Agent” has the meaning set forth in Section 2.6(c).

“Escrow Agreement” has the meaning set forth in Section 2.6(c).

“Escrow Period” has the meaning set forth in Section 8.3(a).

“Escrowed Consideration” has the meaning set forth in Section 2.6(c)

“Exchange Act” has the meaning set forth in Section 3.4(b).

“Financial Projections” has the meaning set forth in Section 2.8(a).

“FMLA” has the meaning set forth in Section 3.19(h).

“GAAP” shall mean, with respect to a Person, United States generally accepted accounting principles as generally applied by such Person in accordance with its past practice.

“Governmental Entity” has the meaning set forth in Section 3.2.

“Hazardous Materials” has the meaning set forth in Section 3.17(a)(ii).

“HIPAA” has the meaning set forth in Section 3.19(h).

“HSR” has the meaning set forth in Section 3.2.

“Indemnified Party” has the meaning set forth in Section 6.3(a).

“Indemnifying Party” has the meaning set forth in Section 6.3(a).

“Independent Accounting Firm” means KPMG LLP or, if KPMG LLP is not willing or able to take on the assignment, another independent accounting firm of national reputation (other than PricewaterhouseCoopers LLP and Deloitte & Touche LLP) mutually selected by Acquiror and the Stockholders’ Agent.

“International Trade Law” has the meaning set forth in Section 3.24.

“Inventory” shall mean all the inventory of semiconductor devices and reference design kits, including raw materials. work in process and finished goods, spares, goods in progress and finished goods, wherever located, owned, primarily employed or held for use in the conduct of the Target Business.

“IP Encumbrance” has the meaning set forth in Section 3.10(k).

“IP Rights” has the meaning set forth in Section 3.10(a)(i).

“Knowledge,” “Known” or “Know” means, with respect to a fact or other matter, the actual awareness of the fact or other matter on the date hereof by any of the individuals listed on Schedule A (the “Knowledge Parties”), after having conducted a reasonable due diligence inquiry. For the purposes of this Agreement, a “reasonable due diligence inquiry” shall be satisfied if each of the Knowledge Parties (i) have reviewed (A) the representations and warranties of Target set forth in Section 3 of this Agreement and (B) a draft of the Target

Disclosure Schedule with counsel for the Target, (ii) have used diligent efforts to answer any questions raised during such review and (iii) have contacted, and inquired into the questions raised by (i) and (ii) above with, other employees of Target who report directly to the Knowledge Parties and who such Knowledge Parties would reasonably expect would have actual knowledge of the matter in question not otherwise known to the Knowledge Parties.

“Lease” and “Leases” have the meanings set forth in Section 3.16(a).

“LGPL” has the meaning set forth in Section 3.10(a)(v).

“Material Acquiror Earnout Breach” has the meaning set forth in Section 2.8(f).

“Material Contract” has the meaning set forth in Section 3.12(c).

“Merger” has the meaning set forth in Recital A.

“Merger Consideration” shall mean the Closing Consideration, the Escrowed Consideration and the Earnout Consideration.

“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.

“MMLA” has the meaning set forth in Section 3.19(h).

“NASD” has the meaning set forth in Section 4.2.

“Net Exercise Option” has the meaning set forth in Section 2.6(e)(ii)(A).

“Net Exercise Procedure” has the meaning set forth in Section 2.6(e)(ii)(A).

“Net Exercise Shares” has the meaning set forth in Section 2.6(e)(ii)(A).

“Non-Assumed Target Option” has the meaning set forth in Section 2.6(e)(i).

“Option Exchange Ratio” has the meaning set forth in Section 2.6(e).

“Owned IP Rights” has the meaning set forth in Section 3.10(a)(vi).

“Patent Rights” has the meaning set forth in Section 3.10(a)(iii).

“Pension Plan” has the meaning set forth in Section 3.19(d).

“Per Share Purchase Price” shall mean that amount equal to the Closing Consideration plus the Escrowed Consideration divided by the aggregate number of shares of Target Common Stock outstanding immediately prior to the Effective Time.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Entity.

“Principal Stockholders” has the meaning set forth in the introductory paragraph of this Agreement.

“Public Software” has the meaning set forth in Section 3.10(a)(v).

“RCRA” has the meaning set forth in Section 3.17(a)(i).

“Real Estate” has the meaning set forth in Section 3.16(b).

“Record Date” shall mean the record date for the written consents of the stockholders of Target approving the principal terms of the Merger.

“Release Date” has the meaning set forth in Section 6.3(b).

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, partners, trustees, executors, employees, agents, attorneys, accountants and advisors.

“Required Merger Stockholder Vote” has the meaning set forth in Section 3.27.

“Retention Bonus Pool” has the meaning set forth in Section 2.9.

“Retention Bonus Payment Date” has the meaning set forth in Section 2.9.

“Retention Bonus” has the meaning set forth in Section 2.9.

“Retention Bonus Schedule” has the meaning set forth in Section 2.9.

“Returns” has the meaning set forth in Section 3.18(b).

“SEC” has the meaning set forth in Section 4.2.

“Securities Act” has the meaning set forth in Section 3.11.

“Step-In Rights” has the meaning set forth in Section 2.8(g).

“Stockholder Allocation Percentages” has the meaning set forth in Section 2.6(b).

“Stockholders’ Agent” has the meaning set forth in the introductory paragraph of this Agreement.

“Subsidiary” has the meaning set forth in Section 3.1(b).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Surviving Target Option” has the meaning set forth in Section 2.6(e)(ii)(d).

“Target” has the meaning set forth in the introductory paragraph.

“Target Balance Sheet” has the meaning set forth in Section 3.7.

“Target Balance Sheet Date” has the meaning set forth in Section 3.6.

“Target Business” has the meaning set forth in Section 2.8(a).

“Target Business Sale” has the meaning set forth in Section 2.8(a).

“Target Business Management” has the meaning set forth in Section 2.8(e)(i)a).

“Target Business Unit” has the meaning set forth in Section 2.8(a).

“Target Capital Stock” has the meaning set forth in Recital B.

“Target Common Stock” has the meaning set forth in Recital B.

“Target Disclosure Schedule” has the meaning set forth in Section 3.

“Target Employee Plans” has the meaning set forth in Section 3.19(a).

“Target Financial Statements” has the meaning set forth in Section 3.4(a).

“Target GAAP” has the meaning set forth in Section 2.8(a).

“Target Indemnified Parties” has the meaning set forth in Section 5.8(a).

“Target Material Adverse Effect” shall mean the occurrence of any event, change, circumstance or effect that is materially adverse to the financial condition, assets (including intangible assets), business, operations or results of operations of Target and its Subsidiaries, taken as a whole; provided that none of the following shall constitute or shall be considered in determining whether there has occurred a “Target Material Adverse Effect”: (I) any event, change, circumstance or effect (x) primarily arising out of or resulting from actions contemplated by the parties in this Agreement or (y) that is primarily attributable to the announcement or performance of this Agreement or the transactions contemplated thereby and (II) any event, change, circumstance or effect that is the result of factors affecting the economy as a whole or changes that are the result of factors generally affecting the industry or specific markets in which the Target Business competes that does not disproportionately affect Target and its Subsidiaries taken as a whole.

“Target Option” has the meaning set forth in Section 2.6(e)(i).

“Target Option Amendment” has the meaning set forth in Section 2.6(e)(vii).

“Target Option Plan” has the meaning set forth in Section 3.5(a).

“Target Preferred Stock” has the meaning set forth in Recital B.

“Target Stockholder” shall mean each holder of Target Capital Stock immediately prior to the Effective Time.

“Target Transaction Expenses” shall mean any finder or broker fee, any extraordinary bonuses payable to employees at or prior to Closing, and any professional services fees (legal, financial advisory, accounting or otherwise) incurred in connection with the Contemplated Transactions and payable in connection with services provided at or prior to the Closing; provided, however, that “Target Transaction Expenses” shall not include (i) any such fees, expenses, payments or other expenditures to the extent paid at or prior to the Closing and (ii) any employee severance or integration costs that are or may become payable as a result of actions taken after the Effective Time.

“Target’s Current Facilities” has the meaning set forth in Section 3.17(b).

“Target’s Facilities” has the meaning set forth in Section 3.17(b).

“Tax” and “Taxes” have the meanings set forth in Section 3.18(a).

“Tax Withholding Shares” has the meaning set forth in Section 2.6(e)(ii)(B).

“Trademark Rights” has the meaning set forth in Section 3.10(a)(iv).

“Unpaid Target Transaction Expenses” has the meaning set forth in Section 2.6(i).

“Unvested Target Option” has the meaning set forth in Section 2.6(e)(iii).

“WARN” has the meaning set forth in Section 3.19(m).

“Working Capital Shortfall” has the meaning set forth in Section 2.6(i).

2. The Merger.

2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the “Certificate of Merger”) and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

2.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the “Closing”) shall take place on the date hereof (the “Closing Date”). The Closing shall take place at the offices of DLA Piper Rudnick Gray Cary US LLP, 1221 South MoPac Expressway, Suite 400, Austin, Texas 78746-6875, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger, together with any required certificates, with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing, or such later time as is established by the Acquiror and Target and set forth in the Certificate of Merger, being the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of

Delaware Law. Without limiting the generality of the foregoing, and subject thereto and hereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of this corporation is ‘Oasis Semiconductor, Inc..’”

(b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

2.5 Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time and set forth on Schedule 2.5 to this Agreement shall be the directors and officers of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified.

2.6 Effect on Capital Stock. Each share of Target Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted and exchanged into Target Common Stock, effective immediately prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any of the following securities:

(a) Target Common Stock. Each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled in accordance with Section 2.6(f) and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted and exchanged into the right to receive the Merger Consideration as described below.

(b) Closing Consideration. At the Closing, Acquiror shall pay to the holders of Target Capital Stock an aggregate amount equal to $57,000,000 in immediately available funds subject to the provisions of Sections 2.6(h) and 2.6(i) hereof, less the Escrowed Consideration set forth in Section 2.6(c) (the “Closing Consideration”). At the Closing, Acquiror shall pay to the Stockholders’ Agent on behalf of each Target Stockholder who has delivered Stock Certificates as described herein, an aggregate cash amount representing the Target Stockholder’s portion of the Closing Consideration set forth on Schedule 2.6(b) hereto (the “Closing Payment Schedule”). The Closing Payment Schedule sets forth (i) the name of each Target Stockholder; (ii) the number of shares of Target Capital Stock of each class and series held by each the Target Stockholder immediately prior to the Effective Time on an as converted to common stock basis (after giving effect to any exercises of Target Options prior to the Effective Time); (iii) the relative percentages of ownership of all Target Stockholders assuming such conversion, which shall be their allocation for purposes of the distribution of the Escrowed

Consideration and the Earnout Consideration set forth below in Section 2.8 (the “Stockholder Allocation Percentages”); (iv) the cash amount that the Target Stockholder is entitled to receive at the Closing pursuant to this Section 2.6(b); (v) the cash amount of the Escrowed Consideration that the Target Stockholder shall have withheld and placed into Escrow and (vi) wire transfer instructions for payment of Closing Consideration. Acquiror shall pay the Closing Consideration by wire transfer to the account of the Stockholders’ Agent in accordance with the instructions set forth on the Closing Payment Schedule; provided, however, that Acquiror shall have no obligation to deliver any portion of the Closing Consideration or Escrowed Consideration attributable to any Target Stockholder unless Acquiror shall have first received a stock certificate or affidavit of loss (in a form reasonably acceptable to Acquiror) with respect to the shares of Target Capital Stock held by such Target Stockholder.

(c) Escrowed Consideration. At the Closing, Acquiror shall deliver to Wells Fargo Bank, N.A., as escrow agent (the “Escrow Agent”), an aggregate amount equal to $5,700,000 in immediately available funds (the “Escrowed Consideration”), which shall be placed into an escrow account maintained by the Escrow Agent (the “Escrow Account”) for the benefit of each Target Stockholder in proportion to such Target Stockholder’s portion of the Escrowed Consideration set forth on the Closing Payment Schedule. The Escrow Agent shall maintain the Escrow Account for a period ending on the one-year anniversary of the Closing in accordance with the terms of the Escrow Agreement in the form attached hereto as Exhibit B (the “Escrow Agreement”), for the purpose of securing any amounts payable by the Target Stockholders to Acquiror on account of indemnification claims under Section 6 hereof.

(d) Earnout Consideration. Acquiror shall be obligated to pay to the Stockholders’ Agent the Earnout Consideration, subject to meeting the conditions and terms of, and as provided in, Section 2.8 hereto.

(e) Target Stock Options.

(i) Termination of Unexercised Vested Options. At the Effective Time, each option to purchase Target Common Stock theretofore granted under any Target Option Plan (each a “Target Option”) to the extent that such Target Option is vested immediately prior to the Effective Time in accordance with its terms and which, but for the operation of this Section 2.6(e)(i), would remain outstanding and unexercised at the Effective Time shall not be assumed by Acquiror (each, a “Non-Assumed Target Option”) but shall instead terminate and cease to be outstanding immediately upon the Effective Time in accordance with its terms.

(ii) Net Exercise of Vested In-The-Money Options. Prior to the Effective Time, Target shall have offered to enter into an agreement with each holder of a Target Option, any portion of which may be vested and exercisable immediately prior to the Effective Time in accordance with its terms, which will provide such holder with the rights set forth in subsections a) and b) below.

a) Provided that the exercise price per share subject to such Target Option is less than the Per Share Purchase Price, the holder thereof shall have the right to exercise that portion, if any, of such Target Option (the “Net Exercise Option”) which, immediately prior to the Effective Time, remains unexercised and is vested and exercisable pursuant to a procedure (the “Net Exercise Procedure”) whereby such Net Exercise Option shall be surrendered to Target immediately prior to the Effective Time in exchange for the issuance by Target to such holder effective immediately prior to the Effective Time of a number of whole shares of Target Common Stock determined in accordance with subsection c) below (the “Net Exercise Shares”) or provided that a procedure is implemented and agreed to by Target and Acquiror, holders of Target Options may exercise with a full-recourse promissory note, secured by the underlying shares of Target Common Stock, in favor of Target that is to be repaid immediately prior to the Closing from the dividend contemplated under Section 3.6 of Target Disclosure Schedule.

b) Provided that the holder thereof has elected to exercise a Net Exercise Option pursuant to the Net Exercise Procedure, such holder shall have the right to require Target to withhold from the number of Net Exercise Shares otherwise issuable to such holder a number of whole shares of Target Common Stock determined in accordance with subsection d) below (the “Tax Withholding Shares”) in satisfaction of the income and employment tax withholding, if any, for which such holder is obligated with respect to such Net Exercise Procedure, and Surviving Corporation shall promptly pay the amount of such income and employment tax withholding in cash to the appropriate tax authorities. Target shall require any holder of a Net Exercise Option surrendered pursuant to the Net Exercise Procedure who has not elected to have Tax Withholding Shares withheld in full satisfaction of such holder’s income and employment tax withholding obligations with respect to such exercise to promptly satisfy such tax withholding obligations as a condition to the issuance to such holder of Net Exercise Shares.

c) The number of Net Exercise Shares issuable with respect to a Net Exercise Option exercised pursuant to the Net Exercise Procedure shall be determined by dividing (1) the product of the number of shares of Target Common Stock subject to the Net Exercise Option surrendered and the excess of the Per Share Purchase Price over the exercise price per share subject to such surrendered Net Exercise Option by (2) the Per Share Purchase Price, and by rounding any resulting fractional share down to the nearest whole share of Target Common Stock. The value (determined on the basis of the Per Share Purchase Price) of any such fractional share of Target Common Stock shall be paid in cash by Target to the holder of the surrendered Net Exercise Option, after deducting therefrom any applicable income and employment withholding taxes.

d) The number of Tax Withholding Shares with respect to the exercise of a Net Exercise Option by means of the Net Exercise Procedure shall be determined by multiplying the number of Net Exercise Shares otherwise issuable upon such exercise by the combined minimum statutory income and employment tax withholding rates, if any, applicable to such holder of the Net Exercise Option upon such exercise, and by rounding any resulting fractional share down to the nearest whole share of Target Common Stock. The amount of the withholding tax obligation represented by the value (determined on the basis of the Per Share Purchase Price) of any such fractional share of Target Common Stock shall be deducted from compensation otherwise payable by Target to such holder or shall be paid promptly by the holder to Target in cash.

Prior to the Effective Time, Target shall have taken all action that Acquiror has reasonably requested, including that Target shall have effectuated Target Option Plan amendments and sought executed stock option agreement amendments from all holders of outstanding Target Options under all Target Option Plans, in each case, in the form agreed to by Acquiror, in order to effectuate the provisions of Section 2.6(e)(i) to ensure that each Non-Assumed Target Option shall terminate and cease to be outstanding immediately upon the Effective Time and the provisions of Section 2.6(e)(iii) to ensure that each Unvested Target Option may be assumed by Acquiror at the Effective Time. Notwithstanding the foregoing, in the event that any such stock option agreement amendment has not been obtained from the holder of an outstanding Target Option prior to the Effective Time, then that portion of such Target Option which has not been exercised as of the Effective Time will remain outstanding following the Effective Time (a “Surviving Target Option”) and, upon exercise at or after the Effective Time, will represent, in accordance with its terms, a right to receive with respect to each share of Target Common Stock for which the Surviving Target Option is exercised the Merger Consideration that the holder of such Target Option would have received had such holder exercised such Target Option for such share immediately prior to the Effective Time. The holder of such Surviving Target Option and the number of shares of Target Common Stock as were subject to such Surviving Target Option immediately prior to the Effective Time shall be reflected in Schedule 2.6(b) as if such holder held such shares of Target Common Stock immediately prior to the Effective Time. Such holder of a Surviving Target Option shall be entitled to receive Merger Consideration, in proportion to the Stockholder Allocation Percentages, upon the exercise of such Surviving Target Option in accordance with the applicable stock option agreement.

(iii) Assumption of Unvested Options. At the Effective Time, each outstanding and unexercised Target Option to the extent that such Target Option is unvested immediately prior to the Effective Time (each, an “Unvested Target Option”) in accordance with its terms shall be assumed by Acquiror and shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable to such Unvested Target Option immediately prior to the Effective Time in accordance with the Target Option Plan and/or stock option agreement applicable to such Unvested Target Option (except that each reference to the issuing entity in such plan or agreement shall be deemed to refer to Acquiror), a number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Target Common Stock subject to such Unvested Target Option immediately prior to the Effective Time and the Option Exchange Ratio (as defined below), at an exercise price per share of Acquiror Common Stock (rounded up to the nearest whole cent) equal to the exercise price per share of Target Common Stock subject to such Unvested Target Option immediately prior to the Effective Time divided by the Option Exchange Ratio. The “Option Exchange Ratio” shall mean a ratio equal to the Per Share Purchase Price divided by the average of the closing prices of a share of Acquiror Common Stock on the Nasdaq National Market for the five consecutive trading days ending on the date immediately prior to the date of the Effective Time or such other ratio as shall be necessary to avoid subjecting the assumed Unvested Target Options to Section 409A of the Code.

(iv) Assumption of Available Target Option Plan Shares. None of the Target Option Plans shall be deemed terminated by virtue of the transactions contemplated by this Agreement. Acquiror may, at its discretion, elect to assume at the Effective Time or thereafter all or any portion of the shares that were previously authorized for issuance by the stockholders of Target pursuant to any Target Option Plan and which remain, immediately after the Effective Time, available for the future grant of awards pursuant to such plan after taking into account the effect of all exercises and terminations of Non-Assumed Target Options (the “Available Shares”). Acquiror may make the Available Shares (after appropriate adjustment to reflect the Merger) available following the Effective Time for the grant of awards in a manner complying with the applicable rules of the Nasdaq Stock Market.

(v) Unvested Target Common Stock. If any shares of Target Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any Target Option Plan or agreement applicable to such shares, then the Merger Consideration distributable in exchange for such shares of Target Common Stock shall also be unvested and subject to the same repurchase option, risk of forfeiture or other condition.

(vi) Schedule 2.6(e). Schedule 2.6(e) (the “Closing Option Schedule”) sets forth a true and complete list as of the date hereof of each outstanding Target Option, with the information specified in detail below in this subsection, and the number of shares available for issuance under each Target Option Plan. Target has represented and warranted in Section 3.5 to Acquiror that Schedule 2.6(e) accurately sets forth the following information with respect to each Target Option as of the date of execution of this Agreement: (i) the name of the holder of each outstanding Target Option, and whether or not such holder is a then-employed employee of Target; (ii) the Target Option Plan pursuant to which such Target Option was granted; (iii) the number of shares of Target Common Stock subject to such Target Option, and the applicable exercise price per share of Target Common Stock; (iv) the vesting schedule applicable to such Target Option (including the number of shares vested and unvested as of the date hereof); (v) to the extent applicable, a description of any acceleration of vesting provisions to which such Target Option is subject; (vi) the expiration date of such Target Option; (vii) the intended tax status of such Target Option; (viii) the Option Exchange Ratio; and (ix) the number of shares of Acquiror Common Stock that will be subject to each Target Option immediately after its assumption by Acquiror at the Effective Time, and the applicable exercise price per share of Acquiror Common Stock (with the exception that if such Option Exchange Ratio, number of shares of Acquiror Common Stock and exercise price if not determinable as of the Closing Date, Target shall update schedule as soon as such exercise price can be determined).

(vii) Action by Target. Prior to the Effective Time, Target shall have taken all action that Acquiror has reasonably requested, including that Target shall have effectuated Target Option Plan amendments and sought executed stock option agreement amendments from all holders of outstanding Target Options under all Target Option Plans, in each case, in the form agreed to by Acquiror, in order to effectuate the provisions of this Section 2.6(e) to ensure that, from and after the Effective Time, the holder of each Target Option has no rights with respect to such Target Option other than those expressly provided by this Agreement and the applicable option agreement, as amended (a “Target Option Amendment”). For purposes of Section 6.2(b) hereunder, Acquiror agrees that to the extent that an Acquiror Indemnified Person may suffer any Damages arising from a claim made by any holder of a Target Option that is related to or arise out of matters contemplated by this Section 2.6(e), who has executed Target Option Plan and stock option agreement amendments in a form approved by the Target and

Acquiror, such claim shall not be an indemnifiable claim under Section 6.2(b); provided, however, that should an Acquiror Indemnified Person suffer any Damages (in excess of Merger Consideration otherwise payable upon exercise) arising from a claim made by any holder of a Target Option that has not executed a Target Option Amendment related to or arising out of matters contemplated by this Section 2.6(e), such claim shall be an indemnifiable claim under Section 6.2(b)(ii) and not subject to the limitation of the first sentence of Section 6.2(d)(i).

(f) Cancellation of Treasury Stock and Target Capital Stock Owned by Acquiror. At the Effective Time, each share of Target Capital Stock that is owned by Target as treasury stock or by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no Merger Consideration shall be delivered in exchange therefor.

(g) Capital Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(h) Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Target Capital Stock that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the Merger, which stockholders comply with all of the relevant provisions of Delaware Law to exercise appraisal rights (each, a “Dissenting Stockholder” and the shares held by such Dissenting Stockholder, the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Delaware Law, but shall be entitled only to such rights as are granted by Delaware Law to a holder of Dissenting Shares. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Target Capital Stock, shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration, without any interest thereon, to which it is entitled. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the shares of Target Capital Stock held by such Dissenting Stockholder shall thereupon be treated as though such shares had been converted into the right to receive the Merger Consideration, without any interest thereon, pursuant to this Agreement.

(i) Closing Consideration Adjustments. To the extent that: (a) Target’s Inventory at Closing is less than $2,600,000, (b) the excess of Target’s Accounts Receivable (which shall, in no way, include any receivables, refunds or credits related to Taxes) over Target’s accounts payable (in accordance with Target GAAP and as reflected in the Financial Projections), each at Closing, is less than $937,000, (c) Target’s cash at Closing is less than $2,500,000 plus the amounts of any non-recurring engineering fees received prior to Closing as listed on Schedule 2.6(i) attached hereto (any and all such shortfalls pursuant to subsections (a), (b), or (c), together, the “Working Capital Shortfall”), or (d) there are Target Transaction Expenses which have not been paid prior to the Closing (the “Unpaid Target

Transaction Expenses”), the parties have agreed that the sum of (i) the Working Capital Shortfall, if any, and (ii) the unpaid Target Transaction Expenses (the sum of (i) and (ii) being the “Adjustment Amount”), shall, at Acquiror’s option, reduce the Closing Consideration (as determinable at Closing), be Damages indemnifiable under Section 6 hereto or be setoff against the Earnout Payment. Provided, however, the parties agree that at such date that is most proximately practicable prior to the Closing Date and prior to the last stockholder distribution or dividend of Target, and in lieu of any reduction in the Closing Consideration, Damages indemnifiable under Section 6 hereto, or setoff against the Earnout Payment, in each case as noted in the previous sentence, Target shall have caused the cash balance of Target as of the date of Closing to be increased to reflect the amount of any Adjustment Amount (a “Closing Cash Balance Adjustment”). To the extent that an Adjustment Amount as determined as of the Closing does not accurately reflect the actual Working Capital Shortfall or Unpaid Target Transaction Expenses, Acquiror shall be entitled to payment for any such unpaid or deficient portion of the Adjustment Amount (taking into account the aggregate net working capital shortfall of the above described components of the Adjustment Amount, it being the intent of the parties that any excess in any component shall be applied against any deficiency in another component when calculating the final amount of the Working Capital Shortfall) as an indemnifiable claim under Section 6 hereunder; provided, however, that no such claim hereunder shall be made based upon any breach of any representation or warranty or covenant of Target in this Agreement that is not primarily related to the Working Capital Shortfall or Unpaid Target Transaction Expenses. If the actual amount of Target’s Inventory as of the Closing is in excess of the estimated amount of Target’s Inventory calculated on the Closing Date (which amount shall be finally determined by the parties after the Closing Date), Acquiror shall pay to the Stockholders’ Agent for distribution to the holders of Target Capital Stock the amount of such excess Target Inventory (taking into account the aggregate net working capital shortfall of the above described components of the Adjustment Amount, it being the intent of the parties that any deficiency in any component other than Inventory determined after the Closing Date shall be applied against any excess Inventory when calculating the final amount of the Working Capital Shortfall).

2.7 No Further Ownership Rights in Target Capital Stock. The Merger Consideration delivered upon the surrender for exchange of shares of Target Capital Stock or payable after the Effective Time in accordance with the terms hereof (including any dividends, distributions or cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Capital Stock, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Target Capital Stock which were outstanding immediately prior to the Effective Time.

2.8 Earnout. In addition to the Closing Consideration and the Escrowed Consideration, Acquiror shall, as described below, as part of the Merger Consideration, pay, or cause to be paid, to the Stockholders’ Agent, in the name of and on behalf of the holders of Target Capital Stock immediately prior to the Effective Time, an additional earnout payment (the “Earnout Payment”) of up to $25,000,000 minus the amount to be paid under the Employee Bonus and Retention Plan referred to in Section 5.9 of this Agreement (the “Earnout Consideration”) to be paid and determined subject to the following provisions (the “Earnout”):

(a) Definitions.

“Bad Debts” means Accounts Receivable that remain uncollected for greater than 90 days beyond their stated due date.

“Calendar-Year 2006 Revenue” means the amount of revenue generated by the Target Business Unit for sale of controller chips for printer and adjacent or new markets, software royalties and non-recurring engineering fees related thereto in accordance with Target GAAP, less Bad Debts outstanding in excess of $50,000 as of December 31, 2006, individually or in the aggregate, arising during the Earnout Period.

“Days Sales Outstanding” means the amount of Accounts Receivable on Target’s balance sheet divided by Target’s average daily sales.

“Discretionary Items” means actions that Acquiror reasonably requests the Target Business Management to undertake in connection with the operation of the Target Business Unit, that, individually or in the aggregate, would not reasonably be expected to have a detrimental or adverse effect on Calendar-Year 2006 Revenue of more than $50,000.

“Earnout Payment Date” means the date which is five Business Days after Acquiror files its Annual Report on Form 10-K (or any successor form) with the SEC for its calendar year 2006, and in no event later than March 6, 2007.

“Earnout Period” means the one-year period commencing on January 1, 2006 and ending on and including December 31, 2006.

“Financial Projections” means the projections of Target Business provided to Acquiror by Target prior to the Effective Time attached as Schedule 2.8(a).

“Target Business” means the business as operated by Target immediately prior to the Closing, and as contemplated to be operated by Target as set forth in the Financial Projections, of selling controller chips for the printer and adjacent markets, and generating income from software royalties and non-recurring engineering fees related thereto.

“Target Business Sale” means (i) if the Target Business is being operated by Surviving Corporation, (A) the acquisition of the Surviving Corporation, or a majority of the stock or voting control of Surviving Corporation, by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which outstanding shares of the Acquiror are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, but excluding any transaction effected primarily for the purpose of changing Acquiror’s jurisdiction of incorporation) or (B) a sale, transfer or other disposition, including by means of license of all or substantially all of the assets of Surviving Corporation; or (ii) if the Target Business is being operated as a division or business unit of Acquiror, a division sale, asset sale or divestiture of all or a substantial portion of the Target Business Unit, including by means of license, which in either case occurs prior to the expiration of the Earnout Period.

“Target Business Unit” means the entity, division or business unit which shall operate the Target Business after the date hereof and through the expiration of the Earnout Period.

“Target GAAP” means GAAP as in effect immediately prior to the Effective Time, applied consistently with Target’s accounting practices and procedures over the periods covered by the Target Financial Statements.

(b) Calculation of the Earnout Payment. Subject to the conditions set forth herein, the Earnout Payment for the Earnout Period shall equal the sum of:

(i) $10,000,000, in the event that Calendar-Year 2006 Revenue equals at least $30,000,000; plus

(ii) for each dollar of Calendar-Year 2006 Revenue exceeding $30,000,000, an additional $0.75 (not to exceed an additional $15,000,000 in the aggregate).

(c) Payment of Earnout Consideration. The Earnout Payment shall be paid by Acquiror to the Stockholders’ Agent in cash by wire transfer to an account designated by the Stockholders’ Agent. The Earnout Payment shall be allocated among the Stockholders according to the Stockholder Allocation Percentages set forth in the Closing Payment Schedule. Acquiror shall pay the cash representing the Earnout Payment as set forth in the Earnout Statement to the Stockholders’ Agent on the Earnout Payment Date and, in the event of any dispute in accordance with Section 2.8(d) below, shall pay any additional amounts owed as a result of the resolution of such dispute within two Business Days following any agreement or other resolution of disputes, subject to extension for any period necessary for dispute resolution pursuant to Section 2.8(d). The Stockholders’ Agent shall act as paying agent and shall distribute any such Earnout Payment to the relevant Target Stockholders in accordance with this Agreement unless an alternate paying agent arrangement is otherwise agreed to with Acquiror.

(d) Earnout Payment Procedures.

(i) Within 30 days following the end of the Earnout Period, Acquiror will deliver to the Stockholders’ Agent a statement that includes Acquiror’s calculation of Calendar-Year 2006 Revenues and each element of the calculation of the Earnout Payment and a statement of the amount, if any, of the Earnout Payment (“Earnout Statement”), together with the backup to support such calculations. The Stockholders’ Agent, and other representatives and advisors to Target, shall have access to the books and records of the Target Business and Target Business Unit and to the workpapers and other back-up materials of Acquiror or the Target Business Unit during regular business hours to track and verify each element of the calculation of the Earnout Payment at any time during the Earnout Period, and thereafter through the time of the resolution by the parties of any objections to the Earnout Statement. Acquiror shall instruct Acquiror’s accountants and members of its finance department to cooperate with representatives of Target in reviewing and analyzing the Earnout Statement.

(ii) The amount of the Earnout Payment (or the calculation and statement that no Earnout Payment is due under this Section 2.8) set forth in the Earnout Statement shall be binding on the Stockholders, unless the Stockholders’ Agent presents to Acquiror within 30 days after the date the Stockholders’ Agent receives the applicable Earnout Statement (the “Earnout Objection Deadline”) written notice of disagreement specifying in reasonable detail (to the extent then known) the nature and extent of the disagreement and the Stockholders’ Agent’s calculation of the applicable Earnout Payment amount (including, if then known, a statement with each element of the Stockholders’ Agent’s calculation thereof) (the “Earnout Objection Statement”). Acquiror and the Stockholders’ Agent shall attempt in good faith during the ten days immediately following Acquiror’s timely receipt of the Earnout Objection Statement to resolve any disagreement with respect to such Earnout Payment (the “Earnout Dispute Resolution Period”). Acquiror shall be entitled to require that the Stockholders’ Agent sign a customary form of non-disclosure or confidentiality agreement (which may include an obligation extending the Stockholders’ Agent’s confidentiality obligation to its representatives and advisors) in order to protect the confidentiality of its books and records.

(iii) If, at the end of the Earnout Dispute Resolution Period, Acquiror and the Stockholders’ Agent have not resolved all disagreements with respect to the calculation of the Earnout Payment, Acquiror and the Stockholders’ Agent will refer the items of disagreement for determination to the Independent Accounting Firm, and the parties will be reasonably available and work diligently to facilitate the Independent Accounting Firm rendering a determination within the 20-day period immediately following the referral to the Independent Accounting Firm. A determination by the Independent Accounting Firm with respect to any item of disagreement submitted to it will be binding on Acquiror and the Stockholders. The Independent Accounting Firm, Acquiror and Stockholders’ Agent will enter into such engagement letters as may be reasonably required by the Independent Accounting Firm to perform under this Section 2.8(d)(iii). The fees and disbursements of the Independent Accounting Firm under this Section 2.8(d)(iii) will be borne equally by the Acquiror and the Target Stockholders collectively and any such amounts payable by the Stockholders shall be deducted from the Escrow Account or Earnout Payment, if any; provided that if the Independent Accounting Firm determines one party has adopted a position or positions with respect to the Earnout Statement that is frivolous or clearly without merit, the Independent Accounting Firm may, in its discretion, assign a greater portion of any such fees and expenses to such party.

(e) Conduct of Target Business.

(i) By Acquiror. During the period commencing on the Closing Date and ending on the expiration of the Earnout Period, Acquiror agrees, unless otherwise agreed or waived in writing by Stockholder’s Agent:

a) To maintain an agreed upon management team to run and manage the operations of Target Business Unit (“Target Business Management”), members of which, with their respective titles (which may change from time to time, subject to their denoting and retaining equivalent responsibilities), are set forth on Schedule 2.8(e) hereto, unless such individuals are terminated for Cause (with any such replacements to be selected by the remaining members of Target Business Management originally appointed by Target (provided that such replacement must be a member of Target’s current management team and cannot be Stockholders’ Agent), with the exception of replacing the representative of Acquiror on Target Business Management, whose replacement shall be determined by the chief executive officer of Acquiror);

b) That the Target Business Management shall have authority and discretion to make all operating decisions for the Target Business Unit; that Acquiror shall not take any action which would materially impair the Target Business Management’s authority and discretion (except as any such individual may be terminated for Cause); and that Acquiror agrees to permit Target Business Management to operate and manage the Target Business consistent in all material respects with Target’s ordinary course of business prior to the Effective Time with respect to all material financial and operational metrics (including, for example, pricing strategies, cost management, and Inventory and product production, distribution and sales); in each case above, within the constraints of Section 2.8(e)(ii) below and subject to the provisions of Section 2.8(g) below;

c) Not, directly or indirectly, to acquire any securities or other ownership interest in, or enter into any partnering or other significant relationship with, any Person that is engaged in any portion of the Target Business and generate, or assist in the generation of, revenues for such Person to the detriment of Calendar-Year 2006 Revenue, by means of diverting revenues from the Target Business or otherwise;

d) To provide Target Business Unit with enough working capital to support and fund: i) the current full-time employees working solely on Target Business in Target’s current facilities and up to seven additional employees as set forth in the Financial Projections, located therein or in any additional facilities mutually agreed upon by Target Business Management and Acquiror, ii) Accounts Receivable to support up to 55 Days Sales Outstanding and (iii) Inventory for sales to customers of the Target Business Unit of no greater than the following quarter’s forecasted cost of goods sold;

e) To provide Target Business Unit access to operational benefits of Acquiror’s global operational structure and organization, including sales and customer support, operational and business administration support, customer, foundry and supply relationships, international operational efficiencies and other benefits and services customarily provided by Acquiror to its other business units and divisions;

f) To cause the Target Business to be maintained as a separate business unit such that Calendar-Year 2006 Revenue can be tracked accurately and adequately, whether or not Target Business remains a separate legal entity; and

g) To provide Target Business Unit with up to $200,000 of planned capital expenditures in accordance with the Financial Projections, plus additional funds (i) to make capital expenditures required due to the hiring of additional personnel in accordance with subsection d) above, and (ii) as may be otherwise mutually agreed by the General Manager of the Target Business Unit and the Vice President of Integrated Components Group of Acquiror.

(ii) By Target Business Management. Except (A) as contemplated by the Financial Projections and (B) as otherwise agreed by the Vice President of Integrated Components Group of Acquiror and the Stockholders’ Agent, during the Earnout Period, Target Business Management agrees to operate and manage the Target Business consistent in all material respects with Target’s ordinary course of business prior to the Effective

Time with respect to all material financial and operational metrics, including, for example, pricing strategies, cost management, and Inventory and product production, distribution and sales. Target Business Management shall operate the Target Business Unit in compliance in all material respects with applicable law. Target Business Management shall not engage in price discounting out of the ordinary course of business, extend credit out of the ordinary course of business or take on undue credit risk, create out of the ordinary course of business distribution channel surplus, or take other out of the ordinary course of business actions, in each case with the effect of manipulating the timing of such revenues for purposes of the Earnout. Changes in sales and pricing practices to address market conditions shall not be deemed to be outside of the ordinary course of business; provided, however, if such changes would reasonably be expected to result in sales of greater than 100,000 units at below 25% gross margin per unit such changes must be approved by the chief executive officer of Acquiror. Target Business Management shall participate in Acquiror’s monthly operations review process and shall specifically report on a monthly basis to Acquiror the Target Business Unit’s then current and forecasted profit and loss statements, balance sheet, hiring needs, and detailed revenue forecasts by product and by customer and shall consult with Acquiror on all material operating decisions affecting the business and affairs of the Target Business Unit. Target Business Management shall also implement any items that the Acquiror that have been demonstrated to the Target Business Management’s reasonable satisfaction are Discretionary Items. Any reasonable actions requested by Acquiror to be taken by Target Business Management in accordance with Section 6.2(d)(v) shall be taken. After the expiration of the Earnout Period, Target Business Management shall continue to operate the Target Business in accordance with this Section 2.8(e)(ii), until management of Acquiror has otherwise initiated or implemented a change, or changes, in the management and operation of the Target Business.

(iii) Operation of Target Business Unit. Following the Closing, the Target Business shall be operated by the Surviving Corporation, subject to Acquiror’s right to change such structure during the Earnout Period to take advantage of material financial benefits that would not be available without such change in structure. Notwithstanding the foregoing, subject to the other limitations set forth in Section 2.8(e), Target and Acquiror agree that Acquiror shall be entitled to integrate the Surviving Corporation into Acquiror’s international planning and company restructuring in its sole discretion (which may include combining or consolidating Acquiror and Surviving Corporation) which is contemplated to occur no later than January 1, 2006, and take other actions agreed to by the Stockholder’s Agent and Acquiror’s Vice President of Integrated Components Group (with any disagreements to be settled by John Koger) to eliminate or reduce redundant costs with respect to Target’s business, including with respect to operations, information technology, administrative, billing and finance and human resource functions.

(f) Target Business Sale or Material Breach. In the event of (i) a Target Business Sale or (ii) any material breach by the Acquiror of any of its covenants set forth in Section 2.8(e)(i), which has remained uncured and unremediated for 30 days after written notice of such breach provided by Stockholders’ Agent (a “Material Acquiror Earnout Breach”)(provided, in the case of subparagraph (ii) below, there shall not be a Material Acquiror Earnout Breach, if at such time, there is also a material breach by Target Business Management of any of its covenants in Section 2.8(ii) that has led to or caused the Material Acquiror Earnout Breach, which has remained uncured and unremediated for 30 days after Acquiror has provided written notice to Target Business Management of such breach), a portion of the Earnout Payment shall be accelerated, due and payable to the Target Stockholders as follows:

(i) In the event of a Target Business Sale, Acquiror shall, as a condition to such sale, (A) ensure the assumption of the Earnout by the acquiror and (B) pay to the Target Stockholders, by wire transfer to an account designated by the Stockholders’ Agent, $10,000,000 as part of the Earnout Payment upon the closing of the Target Business Sale.

(ii) In the event of a Material Acquiror Earnout Breach, Acquiror shall pay to the Target Stockholders, by wire transfer to an account designated by the Stockholders’ Agent, an amount equal to the amount set forth on Schedule 2.8(f) attached hereto with respect to such Material Acquiror Earnout Breach.

(iii) In addition to any amounts paid under (i) or (ii) above, any other portion of the Earnout to which Target Stockholders’ would be owed to be paid upon pursuant to the completion of the Earnout through the remainder of the Earnout Period shall be paid on the Earnout Payment Date; provided that in no event shall payments under this Section 2.8(f) exceed $25,000,000 in the aggregate.

Stockholder’s Agent shall provide notice referred to in this section within 30 days of the date that the Stockholder’s Agent, or all members of Target Business Management, has or have actual knowledge of a Material Acquiror Earnout Breach. Such notice shall provide in reasonable detail the material facts then known about such Material Acquiror Earnout Breach. In the event Acquiror is prejudiced in its ability to cure any such Material Acquiror Earnout Breach as a result of Stockholders’ Agent’s failure to comply with this paragraph, then the Target Stockholders shall be precluded from recovering any payments pursuant (ii) above. Further, Stockholder’s Agent and Target Business Management shall use commercially reasonable efforts to cooperate in good-faith and pursue reasonable measures as requested by Acquiror in order to minimize, in the event of any event giving rise to an Material Acquiror Earnout Breach under this Section 2.8(f), the damages thereunder or assist in remediation of the effects of such Material Acquiror Earnout Breach.

(g) Acquiror Discretion. Notwithstanding any other provision of this Agreement, Acquiror retains the right, in its sole discretion, to (i) refuse to permit the Target Business Unit to enter into any agreement, understanding or arrangement that might or would lead to Calendar-Year 2006 Revenue if the approval of such action would reasonably be expected to have a material adverse effect on the Acquiror’s business as a whole, or on the Target Business as a whole, or (ii) terminate any employee of the Target Business Unit for Cause, provided that in connection with, and as a condition to, taking any action permitted by clauses (i) or (ii) above (such actions, “Step-In Rights”), Acquiror shall:

a) To the extent reasonably practicable and prudent in the circumstances, before exercising any Step-In Rights, consult with Target Business Management and afford such managers 30 days to cure the situation giving rise to such Step-In Rights;

b) Keep Target Business Management advised on a regular basis and in reasonable detail with respect to the actions Acquiror is taking with respect to its exercise of its Step-In Rights; and

c) With respect to a refusal to enter into any agreement, understanding or arrangement under (g)(i) above only, exercise such Step-In Rights only for so long as, and to the extent reasonably necessary to, mitigate a substantial risk of material impairment to the long-term value of the Target Business.

(h) Conflicts. In the event of any conflicts arising under this Section 2.8, with regards to interpretation, or application, of the provisions hereof, the conflicts will initially be addressed by good-faith negotiations for up to 10 days between the chief executive officer of Acquiror and Target Business Management prior to any legal action or proceeding or procedure hereunder, with any resolution thereof to be written and binding on the parties hereto, upon written consent of the Stockholder’s Agent, whose consent cannot be unreasonably be withheld.

2.9 Employee Retention Bonus; Allocation. In addition to the Merger Consideration, for the benefit of Target and Target’s Business, Acquiror shall set aside and reserve a cash amount equal to $3,000,000 above the Closing Consideration and the Earnout Consideration (the “Retention Bonus Pool”) to distribute to certain of the employees of Target listed on Schedule C attached hereto (all of the employees listed on Schedule C collectively, the “Bonus Eligible Employees”; and each, a “Bonus Eligible Employee”) who continue to be employees of the Acquiror, the Surviving Corporation or the Target Business Unit immediately after the Closing pursuant to the terms set forth herein. On a schedule mutually agreed upon by Target and Acquiror prior to Closing, a table shall set forth opposite the name of each Bonus Eligible Employee the aggregate semi-annual bonus payment (the “Retention Bonus Aggregate Payment”) that each Bonus Eligible Employee will be eligible to receive, if any, from the Retention Bonus Pool for each of the four semi-annual bonus periods (subject to additional allocation as noted below) (the “Retention Bonus Schedule”). The Retention Bonus Pool shall be paid in four equal installments of $750,000 (each a “Retention Bonus Payment”) on each of the four semi-annual anniversary dates following the Closing Date (each, a “Retention Bonus Payment Date”) to all of the Bonus Eligible Employees: (i) who are still employed with the Acquiror, the Surviving Corporation or the Target Business Unit on the applicable Retention Bonus Payment Date, or (ii) whose employment with Acquiror, the Surviving Corporation or the Target Business Unit was, on or before such Retention Bonus Payment Date, terminated without Cause (these Bonus Eligible Employees, the “Bonus Earning Employees”). On each Retention Bonus Payment Date, each such Bonus Earning Employee will share in the Retention Bonus Payment pro rata amongst all then Bonus Earning Employees. The calculation of pro rata for each Bonus Earning Employee shall be the quotient determined by such Bonus Earning Employee’s Retention Bonus Aggregate Payment divided by the sum of all of the Bonus Earning Employees’ Retention Bonus Aggregate Payments. The payment to any Bonus Earning Employee of any portion of a Retention Bonus Payment shall be subject to such employee’s execution and delivery of the Acquiror’s or Surviving Corporation’s form of at-will employment offer letter, proprietary rights agreements, and Non-competition and Non-solicitation Agreement substantially in the forms attached hereto as Exhibit C; and provided, further, that Acquiror shall withhold from any amount of a Retention Bonus Payment the Bonus Earning Employee’s share of applicable income, unemployment, FICA, social security and other taxes required to be so withheld.

2.10 Taking of Necessary Action; Further Action. Each of Acquiror, Merger Sub and Target will take all such reasonable and lawful action as may be necessary or desirable in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3. Representations and Warranties of Target. Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Section 3 are true and correct, except as disclosed in a document of even date herewith and delivered by Target to Acquiror on the date hereof referring to the representations and warranties in this Agreement (the “Target Disclosure Schedule”). The Target Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 3, and the disclosure in any such numbered and lettered section of the Target Disclosure Schedule shall qualify (a) the corresponding subsection in this Section 3 and (b) other subsections in this Section 3 to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other subsections.

3.1 Organization, Standing and Power.

(a) Target is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Target has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and in good standing in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Target Material Adverse Effect. Target has delivered to Acquiror a true and correct copy of the Certificate of Incorporation and Bylaws of Target, each as amended to date. Target is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

(b) Section 3.1 of the Target Disclosure Schedule sets forth, as of the date of this Agreement, for each Subsidiary of Target: (i) its name; (ii) the number and type of outstanding equity securities and a list of the holders thereof; and (iii) the jurisdiction of organization. For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

(c) Each Subsidiary of Target is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation, has the corporate power to own its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Target Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of Target are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by Target free and clear of all security interests, liens, claims, pledges, agreements, limitations in Target’s voting rights, charges or other encumbrances. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Target or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of Target. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of Target. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of Target.

(d) Target does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of Target, other than securities in publicly traded companies held for investment by Target or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such company.

3.2 Authority.

(a) Target has all requisite corporate power and authority to enter into this Agreement and the agreements contemplated hereby (the “Ancillary Agreements”) to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Target of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Target of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Target subject only to the approval of the Merger and the conversion of the Target Preferred Stock by Target’s stockholders as contemplated herein. The Board of Directors of Target has unanimously (i) approved this Agreement and the Merger in accordance with Section 251 of the Delaware Law; (ii) determined that in its opinion the Merger is in the best interests of the stockholders of Target and is on terms that are fair to such stockholders; and (iii) recommended that the stockholders of Target adopt this Agreement. This Agreement has been, and the Ancillary Agreements to which it is a party will be, duly executed and delivered by Target and, assuming this Agreement and each Ancillary Agreement constitutes the valid and binding obligations of the other parties thereto, this Agreement constitutes, and each Ancillary Agreement to which it is a party will constitute, the valid and binding obligation of Target enforceable against Target in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally, and is subject to general principles of equity.

(b) The execution and delivery of this Agreement and the Ancillary Agreements by Target does not, and the consummation by Target of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Target, as amended; or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its properties or assets, except in the case of clause (ii), for such conflicts, violations, defaults, rights of termination, cancellation or acceleration as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to Target or its Subsidiaries in connection with the execution and delivery by Target of this Agreement or the Ancillary Agreements or the consummation by Target of the transactions contemplated hereby or thereby, except for (A) the filing of the Certificate of Merger, together with the required officers’ certificates as provided in Section 2.2; (B) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (C) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”) and foreign anti-trust laws; and (D) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably expected to have a Target Material Adverse Effect.

3.3 Governmental Authorization. Target has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which Target currently operates or holds any interest in any of its properties; or (b) that is required for the operation of the business of Target or the holding of any such interest, and all of such authorizations are in full force and effect, except where the failure to obtain or have any such authorizations or the failure of such authorizations to be in full force and effect would not reasonably be expected to have a Target Material Adverse Effect.

3.4 Financial Statements.

(a) Target has delivered to Acquiror its audited financial statements as of December 31, 2003, and for each of the three one year periods ending on December 31, 2003, a draft copy of audited financial statements for the year period ending on December 31, 2004, and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at and for the seven-month period ended July 31, 2005 (collectively, the “Target Financial Statements”). The draft copy of the audited financials statements for the year period ending on December 31, 2004, have been reviewed by the local Boston office of Deloitte & Touche LLP, and the final copy of such audited financial statements, which are to be reviewed by the national office of Deloitte &Touche LLP. shall be delivered to Acquiror no later than September 16, 2005, No material changes between the draft copy and the final copy of such financials statements for the year period ending on December 31, 2004 are, to Target’s Knowledge, expected or reasonably would be be expected. The Target Financial Statements have been prepared in accordance with generally accepted accounting principles

(except that the unaudited financial statements for 2005 do not contain footnotes and are subject to normal recurring year-end audit adjustments, the effect of which, individually or in the aggregate, will not be materially adverse) applied on a consistent basis throughout the periods presented and consistent with each other, except as otherwise noted therein. The Target Financial Statements fairly present in all material respects the consolidated financial condition, operating results and cash flow of Target as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of the unaudited Target Financial Statements.

(b) Target maintained a system of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements of Target and to maintain accountability for assets; (iii) access to Target’s assets is permitted only in accordance with management’s authorization; and (iv) Accounts Receivable, notes and other Inventory were recorded accurately. Target is not party to or otherwise involved in any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

3.5 Capitalization.

(a) The authorized capital stock of Target consists of 30,000,000 shares of Target Common Stock, par value $0.001 per share, of which 4,456,124 shares are issued and outstanding as of the date hereof, and 1,361,100 shares of Target Preferred Stock, par value $0.001 per share, of which as of that same date 397,380 shares are designated as Series A Convertible Preferred Stock, 188,060 shares are designated as Series B Convertible Preferred Stock, 106,288 shares are designated as Series C Convertible Preferred Stock, and 669,372 shares are designated as Series D Convertible Preferred Stock. As of the date hereof, there were issued and outstanding, 397,380 shares of Series A Convertible Preferred Stock, which will be converted into 3,973,800 shares of Common Stock immediately prior to the Effective Time, 179,394 shares of Series B Convertible Preferred Stock, which will be converted into 1,793,940 shares of Common Stock immediately prior to the Effective Time, 106,288 shares of Series C Convertible Preferred Stock, which will be converted into 1,062,880 shares of Common Stock immediately prior to the Effective Time, and 608,520 shares of Series D Preferred Stock, which will be converted into 608,520 shares of Common Stock immediately prior to the Effective Time. All outstanding shares of Target Common Stock and Target Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. As of the date hereof, there are 8,702,996 shares of Common Stock reserved for issuance under Target’s 1995 Stock Option Plan, 1997 Stock Option Plan, 2004 Director Stock Plan and 2004 Stock Incentive Plan (the “Target Option Plans”), of which 308,040 shares were subject to outstanding options and 3,046,666 shares were reserved for future option grants as of such date. All of the information contained in Schedule 2.6(e) is accurate and complete as of the date of this Agreement. Target has delivered to Acquiror true and complete copies of each form of agreement and Target Option Plan evidencing each Target Option. As of the date hereof, there are no warrants to purchase shares of Target’s Common Stock. Except for the rights created pursuant to this Agreement and the rights disclosed in the preceding sentences, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound, obligating Target to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Target Capital Stock or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. All shares of Target Common Stock issuable upon conversion of the Target Preferred Stock or upon exercise of the Target Options described in this Section 3.5, will be, when issued pursuant to the respective terms of such Target Preferred Stock or Target Options, as the case may be, duly authorized, validly issued, fully paid and nonassessable. All actions required to be taken by Target under the Target Option Plans and all applicable stock option agreements governing the Target Options to consummate actions contemplated under Section 2.6(e) above, including, but not limited to, the exercise and/or cancellation of all Non-Assumed Target Options and the assumption of any and all Unvested Target Options, shall have been taken by the Target, its board of directors or appropriate delegated body thereof. There are no other contracts, commitments or agreements relating to voting, purchase or sale, rights of first refusal or transfer of Target Capital Stock (a) between or among Target and any of its stockholders and (b) to Target’s Knowledge, between or among any of Target’s stockholders. All shares of outstanding Target Common Stock and Target Preferred Stock and rights to acquire Target Capital Stock were issued in compliance with all applicable federal and state securities laws.

(b) With respect to each Target stockholder, Section 3.5(b) of the Target Disclosure Schedule sets forth the number of shares of Target Common Stock and Target Preferred Stock that each stockholder holds of record (specifically listing the number of shares of Target Common Stock any Target Preferred Stock owned by such stockholder is convertible into).

(c) All of the information contained in the Closing Payment Schedule will be accurate and complete immediately prior to the Effective Time. The allocation of the Merger Consideration as set forth in the Closing Payment Schedule complies and is in accordance with the Target Certificate of Incorporation and Delaware Law, subject to the conversion of the Target Preferred Stock into Target Common Stock immediately prior to the Effective Time.

(d) Except as set forth in Section 3.5(d) of the Target Disclosure Schedule: (i) none of the outstanding shares of Target Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or similar right; (ii) other than the rights created pursuant to this Agreement, none of the outstanding shares of Target Capital Stock is subject to any right of first refusal or similar right in favor of the Target or any other Person; and (iii) there is no contract to which Target is a party (other than this Agreement) relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Target Capital Stock.

3.6 Absence of Certain Changes. Since July 31, 2005 (the “Target Balance Sheet Date”), (i) Target has conducted its business in the ordinary course consistent in all material respects with past practice (including without limitation with respect to the collection of accounts receivable, the payment of accounts payable and investments in Inventory and in other current and long term assets); and (ii) there has not occurred (a) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Target Material Adverse Effect; (b) any acquisition, sale or transfer of any material asset of Target other than in the ordinary course of business consistent in all material respects with past practice; (c) except as set forth on Section 3.6(c) of the Target Disclosure Schedule, any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target Capital Stock or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of Target Capital Stock, (d) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets other than as required by GAAP; or (e) any agreement by Target to do any of the things described in the preceding clauses (a) through (d) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement). Notwithstanding the foregoing or anything else in this Agreement to the contrary, on or before the Effective Time, the Company may distribute any or all of its cash and cash equivalents in excess of $2,500,000 plus any amounts listed on Schedule 2.6(i) of this Agreement to its stockholders, which action is acknowledged by Acquiror and shall not be a violation of any representation, warranty, covenant or agreement contained in this Agreement.

3.7 Absence of Undisclosed Liabilities. Target does not have any material obligations or liabilities of a nature required to be set forth on a balance sheet in accordance with GAAP (matured or unmatured, fixed or contingent) other than (a) those set forth or adequately provided for in the balance sheet of Target included in the Target Financial Statements as of the Target Balance Sheet Date (the “Target Balance Sheet”); (b) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent in all material respects with past practice; and (c) those incurred in connection with the execution of this Agreement that are customary for a transaction of this nature.

3.8 Litigation.

(a) There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, foreign or domestic, or, to the Knowledge of Target, threatened against Target or any of its properties or any of its officers or directors (in their capacities as such).

(b) There is no proceeding pending or, to Target’s Knowledge, threatened, nor is there any outstanding written claim or demand that (i) challenges the right, title or interest of Target in, to or under any Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights included in the Owned IP Rights, or (ii) alleges infringement, contributory infringement, inducement to infringe, misappropriation or unlawful use by Target of IP Rights of any other Person.

(c) There is no judgment, decree or order against Target or, to the Knowledge of Target, any of its directors or officers (in their capacities as such), that (i) restricts in any manner the use, transfer or licensing of any Owned IP Rights that would reasonably be expected to have a Target Material Adverse Effect, (ii) prevents, enjoins, or materially alters or delays any of the transactions contemplated by this Agreement, or (iii) that would reasonably be expected to have a Target Material Adverse Effect.

(d) All litigation to which Target is a party (or, to the Knowledge of Target, threatened to become a party) is described in Section 3.8 of the Target Disclosure Schedule.

3.9 Restrictions on Business Activities. There is no, judgment, injunction, order or decree binding upon Target that has or would reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted.

3.10 Intellectual Property.

(a) For purposes of this Agreement, the following terms shall be defined as follows:

(i) “IP Rights” means any and all of the following in any country: (A) Copyrights, Patent Rights, Trademark Rights, domain names and domain name registrations for all URL registrations for Internet websites (“Domain Names”), moral rights, trade secrets, know how rights, technology, ideas, inventions, designs, proprietary information, manufacturing and operating specifications, formulae, technical data, computer programs, hardware, software, processes and other intellectual property rights and intangible assets; and (B) the right (whether at law, in equity by contract or otherwise) to use or otherwise exploit any of the foregoing.

(ii) “Copyrights” means all copyrights and copyrightable works, including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright treaties.

(iii) “Patent Rights” means all issued patents and pending patent applications (which for purposes of this Agreement shall include, without limitation, utility patents, design patents, certificates of invention and applications for certificates of invention and related priority rights) in any country, including, without limitation, all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

(iv) “Trademark Rights” means all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names.

(v) “Public Software” shall mean software licensed pursuant to (A) any version of the GNU General Public License (the “GPL”), (B) any version of the GNU Lesser Public License (formerly known as the GNU Library Public License) (the “LGPL”), (C) any license that satisfies any version of the Open Source Definition of the Open Source Initiative, (D) any other license of any computer program that requires source code of the computer program to be made generally available to the public or permits or requires any distribution of source code by licensees of the computer program or any derivative work of or work derived from the computer program, (E) any other license of any computer program (or part thereof) (the “first computer program”) if that license requires, as a condition of that license or any right under it, that a modified version of the first computer program or another computer program that is based, in whole or in part, on the first computer program, be licensed to all third parties or the public either implied, royalty-free or on terms that otherwise limit the ability of Target to recover royalties for the Target’s products, (F) any other license of any computer program that requires upon distribution of any portion of the computer program an acknowledgement and/or copyright notice regarding the origin of the computer program that must be included in any of the following: files, documentation, user manuals, source code, binaries, and copies or modified versions of the computer program, or (G) any other license of any computer program that requires upon distribution of any portion of the computer program the inclusion of disclaimer language in any of the following: files, documentation, user manuals, source code, binaries, and copies or modified versions of the computer program.

(vi) “Owned IP Rights” shall mean IP Rights owned by Target and used in the conduct of the Target Business.

(b) Part 1 of Section 3.10(b) of the Target Disclosure Schedule lists all of the Patent Rights, the registered Copyrights, the Domain Names, and the Trademark Rights owned by Target, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, trademarks or domain names have been registered, trademark applications have been filed, copyrights have been registered and copyright registrations have been filed.

(c) Except as set forth in Section 3.10(c) of the Target Disclosure Schedule, Target does not jointly own, license or claim any right, title or interest with any other Person in or to any Owned IP Rights.

(d) No current or former officer, manager, director, stockholder, predecessor-in-interest, member, employee, consultant or independent contractor of Target has any right, title or interest in, to or under any Owned IP Rights that have not been exclusively and irrevocably assigned or otherwise transferred to Target.

(e) No third Person has challenged in writing, or to Target’s Knowledge threatened to challenge, nor is there any proceeding pending or to Target’s Knowledge threatened, nor has any claim or demand in writing been made or to Target’s Knowledge threatened to be made, that challenges the right, title or interest of Target in, to or under the Owned IP Rights, or the legality, validity, enforceability of such Owned IP Rights or the claim construction of any Patent Rights comprising such Owned IP Rights.

(f) Section 3.10(f) of the Target Disclosure Schedule lists all contracts, agreements, licenses and other enforceable arrangements under which Target has acquired any right, title or interest in, under or to any IP Rights (including without limitation Public Software) and/or under which Target is the beneficiary of any covenant not to assert IP Rights, other than standardized nonexclusive licenses that are available to the public generally and were obtained by Target in the ordinary course of business.

(g) Except as set forth in Section 3.10(g) of the Target Disclosure Schedule, all Patent Rights, registered Copyrights, domain names and registered Trademark Rights included in the Owned IP Rights have been duly filed or registered (as applicable) with the applicable Governmental Authorities, and maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements or the appropriate jurisdictions, and have not lapsed, expired or been abandoned. Except as set forth in Section 3.10(g) of the Target Disclosure Schedule, (i) all Patent Rights in which Target has (or purports to have) any right, title or interest, disclose patentable subject matter, have been prosecuted in good faith and are in good standing, (ii) there are no inventorship challenges to any such Patent Rights, (iii) no interference been declared or provoked relating to any such Patent Rights, (iv) no opposition proceedings have been commenced in any jurisdictions which such procedures are available, (v) all issued patents comprising such Patent Rights are, to Target’s Knowledge, valid and enforceable, and (vi) all fees paid during prosecution have been paid in the correct entity status amounts, with respect to such Patent Rights. Except as set forth in Section 3.10(g) of the Target Disclosure Schedule, to Target’s Knowledge, there does not exist any material fact with respect to any Patent Rights included in the Owned IP Rights that would (A preclude the issuance of any patents from patent applications included in such IP Rights (with valid claims no less broad in scope than the claims as currently pending in those applications), (B) render any patents included in such Patent Rights invalid or unenforceable, or (C) cause the claims of any patents included in such Patent Rights to be narrowed. Except as set forth in Section 3.10(g) of the Target Disclosure Schedule, to Target’s Knowledge, there does not exist any material fact with respect to the Trademark Rights included in the Owned IP Rights that would (I) preclude the issuance of any trademarks from trademark applications included in such Trademark Rights, or (II) render any trademarks included in such Trademark Rights invalid or unenforceable.

(h) Except as set forth in Section 3.10(h) of the Target Disclosure Schedule, (i) Target is not a party to any covenant not to compete or contract, agreement or other enforceable arrangement limiting in any material respect its ability to transact its current business in any market, field or geographical area or with any Person, and (ii) Target is not subject to any contract, agreement or other arrangement that restricts the use, transfer, delivery or licensing of Owned IP Rights (or any tangible embodiment thereof).

(i) Target has taken commercially reasonable and customary measures and precautions necessary to protect and maintain the confidentiality of all Trade Secrets included in the Owned IP Rights and otherwise to maintain and protect the value of such Trade Secrets. Except as set forth in Section 3.10(i) of the Target Disclosure Schedule, and except in connection with the sale or manufacture of products in the ordinary course of Target’s business, Target has not granted, licensed, conveyed or permitted to any third Person, pursuant to any contract, understanding, agreement, license or other enforceable arrangement, any license or option to purchase or acquire any license or other right, title or interest in, to or under (i) any Owned IP Rights (or any tangible embodiment thereof), or (ii) any future IP Rights (or any tangible embodiment thereof) to be developed in the future from Owned IP Rights. Without limiting the foregoing, except as set forth in Section 3.10(i) of the Target Disclosure Schedule and except in connection with the sale of products in the ordinary course of Targets’ business, Target has not granted, licensed, conveyed or permitted to any third Person pursuant to any written or oral contract, agreement, license or other arrangement, any license or other right, title or interest in, to or under any current or future Owned IP Rights in or related to any software, software object code, software source code, application specific integrated circuit cores or other integrated circuit cores, including without limitation any license or other right, title or interest to sell, offer for sale, import, directly or indirectly, any products incorporating or based upon such source code or cores, other than in connection with manufacturing on behalf of, and sales to, Target. Target has not disclosed any Trade Secret included in the Owned IP Rights (or any tangible embodiment thereof) to a third Person without having the recipient thereof execute a written agreement regarding the non-disclosure and non-use thereof. Target is not a party to any written or oral contract, agreement, understanding, or other arrangement to have any Patent Rights included in the Owned IP Rights or any future Patent Rights included in the Owned IP Rights included in or otherwise subject to any patent pool.

(j) There are no outstanding obligations to pay any license fees, royalties or other amounts or provide other consideration to any other Person in connection with any Owned IP Rights.

(k) Target is the sole and exclusive owner of and has good and marketable title to all Owned IP Rights free of any “IP Encumbrance” (as defined below). For purposes of the foregoing, the term “IP Encumbrance” shall mean any and all security interests, liens, claims, equitable interests, preemptive rights, rights of first refusal or similar restrictions or rights including, without limitation, the right to purchase or obtain a license, options, pledges, charges, technology escrows, hypothecations, prior assignments, title retention agreements, security agreements, licenses, covenants not to sue/assert or any other encumbrances of any kind, whether accrued, absolute, contingent or otherwise, other than those licenses and other agreements set forth in Section 3.10(i) of the Target Disclosure Schedule.

(l) Except as set forth in Section 3.10(l) of the Target Disclosure Schedule, (i) to the Knowledge of Target, the conduct of Target’s business as conducted prior to and on the Closing Date, and the making, using, offering for sale, selling or importing of Target’s current products or technology does not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of IP Rights of any other Person, and (ii) Target has not received any written notice or other communication asserting or claiming any of the foregoing and, to the Knowledge of Target, Target has not received any other notice or communication asserting or claiming any of the foregoing.

(m) Except as set forth in Section 3.10(o) of the Target Disclosure Schedule, to Target’s Knowledge no Owned IP Rights have been infringed or misappropriated by any third Person, including by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of Target.

(n) Except (i) in connection with the sale of products in the ordinary course of Target’s business, (ii) pursuant to the licenses and other agreements set forth in Section 3.10(i) of the Target Disclosure Schedule or (iii) as set forth in Section 3.10(n) of the Target Disclosure Schedule, Target has not entered into any written or oral contract, agreement, license or other arrangement to indemnify any other Person against any charge of infringement of any IP Rights. Except pursuant to the licenses and other agreements set forth in Section 3.10(f) of the Target Disclosure Schedule or as set forth in Section 3.10(n) of the Target Disclosure Schedule, there are no royalties, fees or other amounts payable by Target to any Person by reason of the ownership, use, sale or disposition of IP Rights.

(o) All current and former officers, consultants, independent contractors and employees of Target have executed and delivered to Target an agreement regarding the protection of proprietary information and the assignment to Target of any IP Rights arising from services performed for Target by such Persons. To the Knowledge of Target, no employee or independent contractor of Target is in violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such employee or independent contractor with Target.

(p) Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of the Merger or any of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on the Acquiror’s right, title or interest in or to any Owned IP Rights following the Closing.

(q) Except as set forth in Section 3.10(q) of the Target Disclosure Schedule, no Public Software forms part of any software included in any product of Target, and no Public Software was or is used in connection with the development of any such software or is incorporated into, in whole or in part, or has been distributed with, in whole or in part, any such software.

(r) No funding, facilities or personnel of any Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Owned IP Rights.

(s) Target is not a member or promoter of, a contributor to, or made any commitments to or regarding any patent pool, industry standards body, industry and other trade association or similar organization that could require or obligate Target to grant or offer to any other Person any license or right to any Owned IP Rights or in which Target obtains any right, title or interest after the Closing Date, other than obligations to offer or grant license rights to other Persons on “reasonable and nondiscriminatory” or comparable terms in connection with the implementation of an industry standard or specification.

(t) Target has not agreed to finance the sale of any of its products or technology.

3.11 Interested Party Transactions. Target is not indebted to any director, officer, employee or agent of Target (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Target. There have been no transactions since January 1, 2005 that would require disclosure if Target were subject to disclosure under Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”). Except as described in Section 3.10 of the Target Disclosure Schedule, Target has never licensed any IP Rights to any stockholder and has no obligation (contingent or otherwise) to license any IP Rights to any stockholder in the future.

3.12 Material Contracts.

(a) Section 3.12(a) of the Target Disclosure Schedule lists all of the Material Contracts of Target. Target has delivered to Acquiror a complete and accurate copy of each written Material Contract and all amendments or modifications thereto. With respect to Canon, Flextronics, Sagem and two other material customers known to Acquiror and Target, true and complete copies of all non-expired Material Contracts with such parties have been provided to Acquiror, and all enforceable oral Material Contracts with such parties (which are not embodied in the written agreements provided) have been summarized on Section 3.12(a) of the Target Disclosure Schedule.

(b) With respect to each Material Contract, the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to Target (assuming such Material Contract constitutes the valid and binding obligation of the other parties thereto), and to Target’s Knowledge is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity. Subject to the receipt of the consents set forth in the Target Disclosure Schedule, immediately following the Effective Time each Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect with respect to Target (assuming such Material Contract constitutes the valid and binding obligation of the other parties thereto), and to Target’s Knowledge will continue to be legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity. Neither Target, nor to Target’s Knowledge, any other party, is in material breach or material default, and no event has occurred that with notice or lapse of time would constitute a material breach or material default by Target or, to Target’s Knowledge, by any such other party, or permit termination, material modification or acceleration, under such Material Contract, and no notice of any such alleged material breach or material default has been served on or received by Target. Except for the consents set forth in Section 3.12(b) of the Target Disclosure Schedule, no prior consent of any party to a Material Contract is required for the consummation by Target of the transactions contemplated hereby to be in compliance with the provisions of such Material Contract.

(c) “Material Contract” means any contract, agreement or enforceable commitment to which Target is a party (i) with receipts or expenditures reasonably expected to be in excess of $25,000 in the next 12 months; (ii) under which Target (A) has acquired any right, title or interest in, under or to any IP Rights, including, without limitation, any Public Software, but excluding standardized nonexclusive licenses that are available to the public generally and were obtained by Target in the ordinary course of business (each an “In-Bound License Agreement”), (B) with respect to any In-Bound License Agreement, grants a license to the licensor under any of Target’s Patent Rights included in the Owned IP Rights, (C) has granted any third Person any option, right of first refusal, right of first negotiation, other right, interest or license or any covenant not to assert under or to any Owned IP Rights (other than licenses granted to customers in the ordinary course of business), or (D) has granted any party a right to grant to others any sublicense under Target’s Owned IP Rights; (iii) providing for indemnification by Target with respect to infringements of proprietary rights (other than indemnifications granted to customers in the ordinary course of business); (iv) granting any exclusive rights to any party or any rights of first offer or first refusal with respect to the sale of Target Capital Stock, the sale or merger of Target with or into another entity, or the sale, lease, license, transfer or other disposition of all or substantially all of Target’s assets; (v) evidencing indebtedness for borrowed or loaned money, including guarantees of such indebtedness; (vi) creating any partnership or joint venture involving any sharing of revenues, profits, losses, costs or liabilities; (vii) pursuant to which supplies material to the conduct of the Target Business are provided to Target, where such contract, agreement or commitment is not terminable by Target without penalty; (viii) under which any Governmental Entity has any material rights or obligations, or (ix) imposing any explicit restriction material to the Target Business on the ability of Target (A) to compete with, or solicit any customer of, any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire, or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to enter into a contract or agreement with any other person, or (F) conduct business in any specifically named geographic region or territory; or (x) that could reasonably be expected to have a Target Material Adverse Effect if breached by Target in such a manner as would (A) permit any other party to unilaterally cancel or terminate the same (with or without notice of passage of time); or (B) give rise to a right of acceleration of any material obligation or loss of any material benefit under such Material Contract.

3.13 Customers and Suppliers. No customer and no supplier of Target for goods with a value in excess of $50,000 per annum has since January 1, 2005 (a) canceled or otherwise terminated, or made any written threat to Target to cancel or otherwise terminate its relationship with Target or (b) decreased materially its services or supplies to Target in the case of any such supplier (except at Target’s request), or its usage of the services or products of Target in the case of such customer. To Target’s Knowledge no such supplier or customer has notified Target either orally or in writing that it intends to cancel or otherwise terminate its relationship with Target or to decrease materially its services or supplies to Target or its usage of the services or products of Target, as the case may be.

3.14 Employees and Consultants. Section 3.14 of the Target Disclosure Schedule contains a list, as of the date hereof, of the names of all current employees (including without limitation part-time employees and temporary employees), leased employees, independent contractors and consultants employed or engaged by Target and who have received payment by way of compensation from Target in excess of $10,000 during the current fiscal year, together with their respective salaries or wages (with notation of any other non-cash compensation paid thereto that is in excess of $5,000 per annum and not otherwise listed in Section 3.19(a) of the Target Disclosure Schedule and notation of whether such employee is not employed in the United States), dates of employment or service with Target and current positions and identifies all agreements between Target and such individuals (other than any of the following agreements substantially in Target’s standard form: (i) offer letters for employment, (ii) proprietary rights assignment agreements, (iii) stock option agreements or (iv) restricted stock purchase agreements) concerning their employment, consulting or independent contractor relationship with Target.

3.15 Title to Property. Target owns all of its properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests therein, in each case as necessary for the conduct of the business of Target in all material respects as currently conducted, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, other than (i) mechanic’s, materialmen’s, landlord’s and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (iv) liens for taxes not yet due and payable, (v) liens for taxes which are being contested in good faith and by appropriate proceedings, (vi) liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Target, and (viii) any restriction arising under or from the express terms of any Material Contract. The plants, tangible personal property and equipment owned by Target that are used in the operations of the business of Target have been maintained in accordance with normal industry practice and are in all material respects in good operating condition and repair, subject to normal wear and tear.

3.16 Real Estate.

(a) All leases and subleases for real property (each a “Lease” and collectively, “Leases”) to which Target is a party are in full force and effect against Target and are valid, binding and enforceable obligations of Target and, to the Knowledge of Target, the other parties thereto (assuming such Lease constitutes the valid and binding obligation of the other parties thereto) and are listed on Section 3.16 of the Target Disclosure Schedule, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and by general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Leases have been delivered to Acquiror. Target does not own any real property.

(b) Except as set forth on Section 3.16 of the Target Disclosure Schedule, Target is entitled to and has exclusive possession of the real estate to the extent subject to the Leases, other than subleases (the “Real Estate”). With respect to the Real Estate: (i) the Real Estate is not subject to any other lease, tenancy or license or any agreement to grant such lease, tenancy or license; (ii) there is no Person in possession or occupation of or to the Knowledge of Target who has or claims any right to possession or occupation of, the Real Estate; (iii) to Target’s Knowledge, there are no easements on the Real Estate adversely affecting the rights of Target therein to use the Real Estate for the conduct of Target’s business as presently conducted and as proposed to be conducted; (iv) Target has paid all rents and service charges to the extent such rents and charges are due and payable under the Leases; (v) Target has not received written notice that there is any litigation pending or threatened in any way relating to the Real Estate; and (vi) Target has not received written notice that there is a condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted that would constitute a Target Material Adverse Effect on the use and operation of the Real Estate as currently being used and operated by Target or that there are any special assessment proceedings affecting the Real Estate.

3.17 Environmental Matters.

(a) The following terms shall be defined as follows:

(i) “Environmental Laws” shall mean any applicable foreign, federal, state or local governmental laws (including common laws), statutes, ordinances, codes, regulations, rules, permits, licenses, certificates, approvals, judgments, decrees, orders, directives, or requirements that pertain to the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that pertain to the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, recycling, or other contact or involvement with Hazardous Materials, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”).

(ii) “Hazardous Materials” shall mean any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “contaminant” or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including without limitation ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity. The term “Hazardous Materials” shall include without limitation any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos-containing materials, any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

(b) Target is and has been in compliance in all material respects with all Environmental Laws relating to the properties or facilities used, leased or occupied by Target (collectively, “Target’s Facilities” such properties or facilities currently used, leased or occupied by Target are defined herein as “Target’s Current Facilities”) and no discharge, emission, release, leak or spill of Hazardous Materials has occurred at any of Target’s Facilities that would reasonably be expected to give rise to liability of Target under Environmental Laws. To Target’s Knowledge, there are no Hazardous Materials (including without limitation asbestos) present in the surface waters, structures, groundwaters or soils of or beneath any of Target’s Current Facilities. To Target’s Knowledge, there neither are nor have been any aboveground or underground storage tanks for Hazardous Materials at Target’s Current Facilities. To Target’s Knowledge, no employee of Target or other Person has claimed that Target is liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Material. No civil, criminal or administrative action, proceeding or investigation is pending against Target, or, to Target’s Knowledge, threatened against Target, with respect to Hazardous Materials or Environmental Laws. Target makes no representation concerning facilities of third-party contract manufacturers of warehousemen.

(c) The parties agree that the only representations and warranties of Target herein as to any environmental matters are those contained in this Section 3.17. Without limiting the generality of the foregoing, the parties specifically acknowledge that the representations and warranties contained in Sections 3.3, 3.7, 3.15, 3.16 and 3.21 do not relate to environmental matters.

3.18 Taxes.

(a) As used in this Agreement, the terms “Tax” and, collectively, “Taxes” mean any and all federal, state and local taxes of any country, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, stamp transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(b) Target has prepared and timely filed all material returns, estimates, information statements and reports required to be filed with any taxing authority (“Returns”) relating to any and all Taxes concerning or attributable to Target or its operations with respect to Taxes for any period ending before the Closing Date and such Returns are true and correct in all material respects and have been completed in all material respects in accordance with applicable laws. All Taxes due and owing (whether or not shown on any Return) have been paid when due.

(c) As of the date hereof Target has (i) withheld from its employees, independent contractors, customers, stockholders, and other Persons from whom it is required to withhold Taxes in compliance with all applicable law, and (ii) paid all amounts so withheld to the appropriate Governmental Entity or taxing authority.

(d) During the period of all unexpired applicable statutes of limitations, Target has not been delinquent in the payment of any Tax. There is no Tax deficiency outstanding or assessed or proposed against Target that is not reflected as a liability on the Target’s Financial Statements, nor has Target executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax.

(e) Target does not have any liabilities for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet whether asserted or unasserted, contingent or otherwise.

(f) Target is not a party to any tax-sharing agreement or similar arrangement with any other party, and Target has not assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other Person or agreed to indemnify any other Person with respect to any Tax.

(g) Target’s Returns have never been audited by a government or taxing authority, nor has Target received written notice or has Knowledge that any such audit is in process or pending, and Target has not been notified in writing or has Knowledge of any request for such an audit or other examination.

(h) Target has never been a member of an affiliated group of corporations filing a consolidated federal income tax return.

(i) Target has disclosed to Acquiror (i) any Tax exemption, Tax holiday or other Tax-sparing arrangement that Target has in any jurisdiction, including the nature, amount and lengths of such Tax exemption, Tax holiday or other Tax-sparing arrangement; and (ii) any expatriate tax programs or policies affecting Target. Target is in compliance in all material respects with all terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sparing arrangement or order of any governmental entity.

(j) Target has made available to Acquiror copies of all Returns filed for all periods since Target’s inception.

(k) Target has not filed any consent agreement under Section 341(f) of the Internal Revenue Code of 1986, as amended (the “Code”) or agreed to have Section 341(f)(4) apply to any disposition of assets owned by Target.

(l) Target has never been a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code.

(m) Target is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Target that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 404.

(n) Target has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Closing.

(o) Target has not agreed to make, nor is required to make, any adjustment under Section 481 of the Code or corresponding provision of state, local or foreign law by reason of any change in accounting method.

(p) Target has complied with applicable information reporting and record maintenance requirements of Sections 6038, 6038A and 6038B of the Code and the regulations thereunder.

(q) Target has never been a party to any joint venture or partnership agreement.

(r) There are (and immediately following the Closing there will be) no liens or encumbrances on the assets of Target relating to or attributable to Taxes, other than liens for Taxes not yet due and payable.

(s) Target has neither requested nor received any private letter ruling from the Internal Revenue Service or comparable rulings from any other government or taxing agency (domestic or foreign).

(t) No power of attorney with respect to Taxes has been granted with respect to Target.

(u) Target’s Tax Returns have never been subject to a Code Section 482 adjustment or corresponding provision of state, local or foreign law.

(v) No written claim, or to Target’s Knowledge no threat or oral claim, has been made by a taxing authority (domestic or foreign) in a jurisdiction where Target does not file Returns to the effect that Target may be subject to Tax by that jurisdiction.

(w) Target will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (B) installment sale or open transaction disposition made on or prior to the Closing Date; or (C) prepaid amount received on or prior to the Closing Date.

(x) Target has no obligations under any agreements, arrangements, or by operation of law, whereby Target is liable for such other Person’s Taxes, including but not limited to Section 6901 of the Code.

3.19 Employee Benefit Plans and Employment Matters.

(a) Target Benefit Plans. Section 3.19 of the Target Disclosure Schedule contains an accurate and complete list, with respect to Target and any other Person under common control with Target or any of its subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder (collectively an “ERISA Affiliate”), of each plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Target, any of its subsidiaries or any ERISA Affiliate for the benefit of any current or former employee, director or consultant (collectively, the “Target Employee Plans”). Neither Target nor any of its subsidiaries has made any plan or commitment to establish any new Target Employee Plan, to modify any Target Employee Plan (except to the extent required by law or to conform any such Target Employee Plan to the requirements of any applicable law, in each case as previously disclosed to Acquiror in writing, or as required by this Agreement).

(b) Documents. Target has delivered to Acquiror (i) correct and complete copies of all documents embodying each Target Employee Plan including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Target Employee Plan, (iii) if the Target Employee Plan is funded, the most recent annual accounting of Target Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Target Employee Plan, (v) all material written agreements and contracts relating to each Target Employee Plan, including administrative service agreements and group insurance contracts, (vi) each affirmative action plan, if applicable, (vii) all written material communications to any employee or employees relating to any Target Employee Plan and any proposed Target Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to Target or any of its Subsidiaries, (viii) all material correspondence to or from any governmental agency relating to any Target Employee Plan, (ix) all model COBRA forms and related notices, (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Target Employee Plan, (xi) all discrimination tests for each Target Employee Plan for the three most recent plan years, (xii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Target Employee Plan, (xiii) all HIPAA privacy notices and all business associate agreements to the extent required under HIPAA and (xiv) the most recent IRS determination or opinion letter issued with respect to each Target Employee Plan.

(c) Target Employee Plan Compliance. Target has performed in all material respects all material obligations required to be performed by it under, is not in material default or violation of, and Target has no Knowledge of any material default or violation by any other party to, any Target Employee Plan, and each Target Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including ERISA or the Code. Each Target Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either (i) applied for a favorable determination letter, prior to the expiration of the requisite remedial amendment period under applicable Treasury Regulations or IRS pronouncements, but has not yet received a response; (ii) obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, on which the employer is entitled to rely, as to its qualified status from the IRS since January 1, 2000; or (iii) still has a remaining period of time to apply for such a determination letter from the IRS and to make any amendments necessary to obtain a favorable determination and nothing has occurred since the date of the most recent determination that would reasonably be expected to cause any such Target Employee Plan or trust to fail to qualify under § 401(a) or 501(a) of the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Target Employee Plan, which would reasonably be expected to result in a material liability to the Target. There are no actions, suits or claims pending or, to the Knowledge of Target, threatened (other than routine claims for benefits) against any Target Employee Plan or against the assets of any Target Employee Plan. Each Target Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without material liability to Acquiror, Target or any ERISA Affiliate (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or, to the Knowledge of Target or any ERISA Affiliates, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Target Employee Plan. Neither Target nor any ERISA Affiliate is subject to any material penalty or Tax with respect to any Target Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. Target has made all contributions and other payments required by and due under the terms of each Target Employee Plan.

(d) No Pension Plan. Neither Target nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Target Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e) No Self-Insured Target Employee Plan. Neither Target nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured “group health plan” (within the meaning of Section 5000(b)(1) of the Code) that provides benefits to employees (other than a medical flexible spending account, health reimbursement arrangement or other similar program, including any such plan pursuant to which a stop-loss policy or contract applies).

(f) Collectively Bargained, Multiemployer and Multiple-Employer Plan. At no time has Target or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). Neither Target nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.

(g) No Post-Employment Obligations. No Target Employee Plan provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and Target has not represented, promised or contracted (whether in written form or binding oral agreement) to any employee (either individually or to employees as a group) or any other Person that such employee(s) or other Person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute.

(h) COBRA; FMLA; MMLA; HIPAA. Target and each ERISA Affiliate has complied in all material respects with COBRA, the Family Medical Leave Act of

1993, as amended (“FMLA”), the Massachusetts Maternity Leave Act (“MMLA”), the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Women’s Health and Cancer Rights Act of 1998, the Newborns’ and Mothers’ Health Protection Act of 1996 and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Target has performed in all material respects all obligations under the medical privacy rules of HIPAA, the electronic data interchange requirements of HIPAA, and the security requirements of HIPAA. Neither Target nor any of its Subsidiaries has any material unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(i) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or any termination of employment or service in connection therewith will (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by Target or any of its subsidiaries or (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code.

(j) Parachute Payments. There is no agreement, plan, arrangement or other contract covering any employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code. There is no agreement, plan, arrangement or other contract by which Target is bound to compensate any employee for excise taxes paid pursuant to Section 4999 of the Code. Section 3.19(j) of the Target Disclosure Schedule lists all Persons who Target reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

(k) Deferred Compensation. There are no Target Employee Plans with respect to which compensation would be reasonably expected to be includable in the gross income of any current or former employee, director or consultant of Target as a result of the operation of Section 409A of the Code (based on a reasonable, good-faith interpretation of Section 409A and Notice 2005-1) with respect to any such Target Employee Plans in effect prior to the Effective Time.

(l) Employment Matters. Target is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, employee safety and health and wages and hours, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for liability for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

There are no actions, suits, claims or administrative matters pending, or to Target’s Knowledge, threatened against Target or any of their employees relating to any employee or Target Employee Plan. There are no pending or to Target’s Knowledge threatened claims or actions against Target or any Target trustee under any worker’s compensation policy. The services provided by each of Target’s and their ERISA Affiliates’ employees is terminable at the will of Target and its ERISA Affiliates and any such termination would result in no liability to Target or any ERISA Affiliate. Section 3.19(l) of the Target Disclosure Schedule lists all liabilities of Target to any employee, that result from the termination by the Acquiror or Target of such employee’s employment or provision of services, a change of control of Target, or a combination thereof. To the Knowledge of Target, neither Target nor any ERISA Affiliate has material direct or indirect liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(m) Labor. No work stoppage or labor strike against Target is pending, or, to the Knowledge of Target, threatened. Target has no Knowledge of any activities or proceedings of any labor union to organize any employees. There are no actions, suits, claims, labor disputes or grievances pending or, to Target’s Knowledge, threatened relating to any labor matters involving any employee, including charges of unfair labor practices. Target has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Target is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to employees and no collective bargaining agreement is being negotiated by Target. Within the past year, Target has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local law that remains unsatisfied, nor shall any terminations prior to the Closing Date result (without regard to any terminations from and after the Closing Date) in unsatisfied liability or obligation under WARN or any similar state or local law.

(n) No Interference or Conflict. To the Knowledge of Target, no stockholder, director, officer, employee or consultant of Target is obligated under any contract or agreement, subject to any judgment, decree, or order of any court or administrative agency that would interfere with such Person’s efforts to promote the interests of Target or that would interfere with Target’s business. Neither the execution nor delivery of this Agreement, nor the carrying on of Target’s business as presently conducted nor any activity of such officers, directors, employees or consultants in connection with the carrying on of Target’s business as presently conducted will, to the Knowledge of Target, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any of such officers, directors, employees, or consultants is now bound.

(o) International Employee Plan. Neither Target nor any ERISA Affiliate currently or has it ever had the obligation to maintain, establish, sponsor, participate in, be bound by or contribute to each Target Employee Plan that has been adopted or maintained by Target, any of its subsidiaries or any ERISA Affiliate, whether formally or informally or with respect to which Target, any of its subsidiaries or any ERISA Affiliate will or may have any liability with respect to employees who perform services outside the United States.

(p) Visas. Each of the employees of Target employed in the United States is either (i) a United States citizen or has permanent residence status, or (ii) has provided a satisfactorily complete I-9 or appropriate paperwork and documentation to support the Target Employee’s claim that he or she is present in the United States under a current visa issued in accordance with all of the laws, regulations and requirements of the United States Bureau of Citizenship & Immigration Services, which visa permits the holder thereof to reside in the United States and be employed by Target to perform the work such person is presently performing.

3.20 Insurance. Target has policies of insurance and bonds of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of Target. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all policies and bonds have been paid and Target is otherwise in material compliance with the terms of such policies and bonds. Target has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.21 Compliance With Laws. Target has complied in all material respects with, is not in material violation of and has not received any notices of violation (other than any violation that has been cured) with respect to, any federal state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business.

3.22 Brokers’ and Finders’ Fee. Other than with respect to America’s Growth Capital, no broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with the Merger, this Agreement or any transaction contemplated hereby.

3.23 Bank Accounts. Section 3.23 of the Target Disclosure Schedule sets forth information with respect to each account maintained by or for the benefit of Target at any bank or other financial institution including the name of the bank or financial institution, the account number and the names of all individuals authorized to draw on or make withdrawals from such accounts.

3.24 International Trade Matters. Target is, and at all times has been, in compliance in all material respects with and has not been and is not in material violation of any International Trade Law (defined below), including but not limited to, all laws and regulations related to the import and export of commodities, software, and technology from and into the United States, and the payment of required duties and tariffs in connection with same. Target has not received any written actual or threatened order, notice, or other communication from any governmental body of any actual or potential violation or failure to comply with any International Trade Law. “International Trade Law” shall mean U.S. statutes, laws and regulations applicable to international transactions, including, but not limited to, the Export Administration Act, the Export Administration Regulations, the Foreign Corrupt Practices Act, the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the U.S. Customs laws and regulations, the Foreign Asset Control Regulations, and any regulations or orders issued thereunder.

3.25 Certain Payments. Since inception, neither Target, nor to Target’s Knowledge, any director or officer of Target, acting in their capacity as such, has directly or indirectly, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any entity or Person, private or public, regardless of form, whether in money, property or services (i) for the purposes of obtaining favorable treatment in securing business, (ii) to pay for favorable treatment for business secured or (iii) for the purposes of obtaining special concessions or for special concessions already obtained or (b) established or maintained any fund or asset for such purposes that has not been recorded in the books and records of Target.

3.26 Opinion of Financial Advisor. The financial advisor of Target, America’s Growth Capital, has rendered its opinion, addressed to the board of directors of Target to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Merger is fair, from a financial point of view, to the Stockholders of Target. Target has provided or will promptly provide a complete and correct copy of such opinion to Acquiror, solely for informational purposes.

3.27 Vote Required; Appraisal Rights. The affirmative votes of the holders of (i) a majority of the shares of Target Capital Stock outstanding on the Record Date, voting together on an as-if converted to common stock basis as a single class, and (ii) two-thirds of the shares of each class of Target Preferred Stock outstanding on the Record Date, voting together on an as-if converted to common stock basis (the votes referred to in clauses “(i)” and “(ii)” of this sentence being referred to together as the “Required Stockholder Vote”), are the only votes of the holders of any class or series of Target Capital Stock necessary to approve the adoption of this Agreement. Target has not received any notice of any demands for appraisal or has Knowledge of any intentions to exercise any appraisal rights of any holder of Target Capital Stock or attempted withdrawals of such demands, in each case in connection with the transactions contemplated by this Agreement. Target has not voluntarily made any payment with respect to, or settled or offered to settle, any such demand for payment relating to stockholder appraisal rights.

3.28 Representations Complete. No representation or warranty made by Target herein, as modified by the Target Disclosure Schedule furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contain any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

4. Representations and Warranties of Acquiror and Merger Sub. Acquiror and Merger Sub represent and warrant to Target as follows:

4.1 Organization, Standing and Power. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Each of Acquiror and Merger Sub have the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and in good standing in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have an Acquiror Material Adverse Effect. Each of Acquiror and

Merger Sub has made available to Acquiror a true and current copy of its Certificate of Incorporation and Bylaws, each as amended to date. Neither Acquiror nor Merger Sub is in material violation of any of the provisions of its Certificate of Incorporation or Bylaws. There is no pending or, the Knowledge of Acquiror or Merger Sub, threatened, action for the dissolution, liquidation or insolvency of either Acquiror or Merger Sub.

4.2 Authority.

(a) Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by Acquiror and the Merger Sub and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. This Agreement has been, and such Ancillary Agreements will be, duly executed and delivered by Acquiror and Merger Sub and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligations of the other parties thereto, this Agreement constitutes, and each such Ancillary Agreement will constitute, a valid and binding obligation of the Acquiror and Merger Sub enforceable against Acquiror and Merger Sub, respectively, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, and subject to general principles of equity.

(b) The execution and delivery of this Agreement and the Ancillary Agreements by each of Acquiror and Merger Sub do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under (a) any provision of the Certificate of Incorporation or Bylaws of Acquiror the Merger Sub; or (b) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or Merger Sub or their properties or assets except in the case of clause (b), for such conflicts, violations, defaults, rights of termination, cancellation or acceleration as would not, reasonably be expected to have an Acquiror Material Adverse Effect. No consent, approval, order or authorization of or registration, declaration or filing with any Governmental Entity is required by or with respect to Acquiror or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the transactions contemplated hereby, except for (a) the filing of the Certificate of Merger, together with the required officers’ certificates, as provided in Section 2.2; (b) the filing of a Form 8-K with the Securities and Exchange Commission (“SEC”) within four Business Days after the Closing Date; (d) such filings as may be required under applicable state securities laws and the securities laws of any foreign country; (e) such filings as may be required under HSR and foreign antitrust laws; and (f) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not reasonably be expected to have an Acquiror Material Adverse Effect.

4.3 SEC Documents; Financial Statements.

(a) All statements, reports, registration statements and other filings filed with the SEC by Acquiror from September 19, 2003 through the date hereof (“Acquiror SEC Documents”) were filed, on a timely basis, and as of their respective filing dates complied in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder, except that Acquiror did not timely file its Current Report on Form 8-K filed as of January 7, 2005. As of the Acquiror SEC Documents’ respective filing dates, none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document prior to the date hereof. No subsidiary of Acquiror is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Acquiror SEC Documents at the time filed (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented in all material respects the consolidated financial position of the Acquiror and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were subject to normal and recurring year end adjustments. The consolidated, unaudited balance sheet of Acquiror as of June 30, 2005 is referred to herein as the “Acquiror Balance Sheet.”

4.4 Absence of Certain Changes or Events. Except as disclosed in the Acquiror SEC Documents filed prior to the date of this Agreement, since the date of the Acquiror Balance Sheet, there has not been an Acquiror Material Adverse Effect.

4.5 Financing. Acquiror has on the Closing Date sufficient funds to perform all of its obligations under this Agreement, in accordance herewith, including without limitation payment to Target Stockholders of the Closing Consideration at the Closing.

4.6 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Acquiror and the Surviving Corporation shall be able to pay their respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, Acquiror and the Surviving Corporation shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Acquiror or the Surviving Corporation.

4.7 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. As of the date hereof, all of the outstanding capital stock of Merger Sub is owned beneficially and of record by Acquiror, free and clear of all encumbrances (other than those created by this Agreement and the transactions contemplated hereby).

5. Additional Covenants and Agreements.

5.1 Confidentiality. The parties acknowledge that Acquiror and Target have previously entered into a Mutual Non-Disclosure Agreement dated April 13, 2005 (the “Confidentiality Agreement”), which Confidentiality Agreement is hereby incorporated herein by reference and shall continue in full force and effect in accordance with its terms.

5.2 Public Disclosure. Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with Nasdaq or any applicable national securities exchange; provided, however, that the press release announcing this Agreement and the Merger shall be jointly approved by the parties, the consent to which not to be unreasonably withheld.

5.3 Employee Benefits.

(a) Acquiror agrees that, following the Effective Time, the employees of Target will be eligible to receive benefits under employee compensation and benefits plans which are comparable in the aggregate to those provided by Acquiror as of immediately prior to the Effective Time to Acquiror’s similarly-situated employees, including without limitation a plan including a Code Section 401(k) arrangement, unless the plans of Target providing similar benefits did not terminate at the Effective Time, in which case the employees of Target will be eligible to receive benefits under Acquiror’s plans following the termination of the continuing Target benefit plans.

(b) To the extent permitted by Acquiror’s benefit plans, or required under applicable laws, the employee benefit plans of Acquiror in which employees of Target are eligible to participate shall take into account for purposes of eligibility, waiting periods, pre-existing periods, vesting (with respect to employee benefit plans and to assumed stock options) and paid time off entitlement thereunder the service of such employees with Target as if such service were with Acquiror, to the same extent that such service was credited under a comparable plan of Target.

(c) Acquiror agrees at the Closing to grant options to acquire shares of Acquiror Common Stock under Acquiror’s employee option plan having vesting and other terms in accordance with Acquiror’s practice for new hires to the employees of Target listed on Schedule 5.3(c) for the number of shares of Acquiror Common Stock set forth opposite their names on such schedule.

(d) As soon as legally required under the applicable Target Employee Plan and no later than December 31, 2005, Acquiror shall cause the Surviving Corporation to pay to the employees of Target the 401(k) matching benefits accrued on the Target Financial Statements but not yet paid.

5.4 Expenses. Whether or not the Merger is consummated, all costs and Transaction Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense. Notwithstanding the foregoing, the Target Stockholders shall pay any and all Target Transaction Expenses of Target that are not paid at or prior to the Effective Time.

5.5 Form S-8. Acquiror shall take all action as necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock issuable pursuant to outstanding options under the Target Option Plans assumed by Acquiror. As soon as reasonably practicable, and in any event prior to or on September 30, 2005, Acquiror shall file a registration statement on Form S-8 with respect to the shares of Acquiror Common Stock subject to such options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding and Acquiror remains eligible to use Form S-8 or any successor form.

5.6 [Intentionally omitted.]

5.7 FIRPTA Documents. At the Closing, Target shall deliver to Acquiror: (a) a statement (in such form as may be reasonably requested by counsel to Acquiror) conforming to the requirements of Section 1.897-2(h)(1)(i) of the United States Treasury Regulations; and (b) the notification to the IRS required under Section 1.897-2(h)(2) of the United States Treasury Regulations; provided, however, if such statements are not delivered the Acquiror shall be permitted to withhold from any payments due hereunder to the Target Stockholders any amounts required under Section 1445 of the Code.

5.8 Indemnification.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Acquiror and the Surviving Corporation shall, jointly and severally, honor all of Target’s obligations to exculpate, indemnify and hold harmless each present and former director and officer of Target (the “Target Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of this Agreement.

(b) The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current officers and directors of Target by law, charter, statute, by-law or agreement, and shall be enforceable by, each of the Target Indemnified Parties that are identified on a schedule previously provided to Acquiror by Target, their heirs and their representatives, each of whom is an intended third party beneficiary of this Section 5.8 only.

5.9 Employee Bonus and Retention Plan. After the Effective Time, Acquiror shall implement and shall perform the obligations under the Employee Bonus and Retention Plan attached hereto as Schedule 5.9, subject to the terms and conditions set forth therein and in Section 2.8 hereunder.

6. Escrow and Indemnification.

6.1 Escrow Account.

(a) The Escrow Account shall be the first source of recourse and remedy to Acquiror for any Damages (as defined below). The Escrow Account shall be the sole source of recourse and remedy from all Target Stockholders other than the Principal Stockholders (whose indemnification obligations shall be limited as provided in Section 6.2(d)(ii) below).

(b) Any interest or other income earned on the Escrowed Consideration during the period of the Escrow Account shall be added to the Escrow Account and made available for indemnification claims. The parties agree to indemnify and hold the Escrow Agent harmless from and against any Taxes, additions for late payment, interest, penalties and other expenses that may be assessed against the Escrow Agent on or with respect to any payment or other activities under this Agreement unless any such Tax, additions for late payment, interest, penalties and other expenses shall arise out of or be cause by the actions of, or failure to act by, the Escrow Agent.

6.2 Indemnification.

(a) Survival of Warranties. All representations and warranties made by Target in Section 3 of this Agreement and by Acquiror in Section 4 of this Agreement shall survive until the date that is one year after the Closing Date (and, with respect to a claim in respect thereof that has been duly and timely made prior to such date in accordance with Section 6.3 hereof, thereafter until such claim is resolved); provided, that the representations by Target in Section 3.2(a) (Authority), Section 3.5 (Capitalization), Section 3.10 (Intellectual Property), and Section 3.18 (Taxes) and the representations by Acquiror in Section 4.2(a) (Authority) shall survive until all payment obligations under Section 2.8 herein have been satisfied in accordance therewith (and, with respect to a claim in respect thereof that has been duly and timely made prior to such date in accordance with Section 6.3 hereof, thereafter until such claim is resolved). The covenants and agreements contained in this Agreement, exhibits and the schedules hereto shall survive the Closing in accordance with their terms.

(b) Indemnification by Target Stockholders. Subject to the provisions of this Section 6, each of the holders of Target Capital Stock signing this Agreement (the “Principal Stockholders”) and each of the other holders of Target Capital Stock shall severally and not jointly indemnify and hold harmless Acquiror, the Surviving Corporation and their respective affiliates, officers, directors and employees (each an “Acquiror Indemnified Person” and collectively, “Acquiror Indemnified Persons”) against all claims, obligations, liabilities, losses, damages, deficiencies, penalties, fines, costs or expenses (including, without limitation, reasonable legal, expert and consultant fees and expenses and Taxes) (collectively “Damages”) arising out of or resulting from:

(i) any breach of any representation or warranty made by Target in Section 3 of this Agreement, as qualified by the Target Disclosure Schedule;

(ii) any breach of any covenant or agreement by Target under this Agreement;

(iii) any Unpaid Target Transaction Expenses at or prior to the Effective Time;

(iv) any Working Capital Shortfall;

(v) any Damages arising for the period ending on the Closing Date from the matters set forth in Section 3.19(l) of the Target Disclosure Schedule; and

(vi) any and all Taxes, interests, or Damages (including, without limitation, the costs associated with the preparation of a research and development expenditure study and reasonable accounting, legal, expert and consultant fees) arising out of or resulting from the examination or audit of Target’s Massachusetts or Arizona state income tax returns for the 2001, 2002, 2003 or 2004 tax years.

(c) Indemnification by Acquiror. Subject to the provisions of this Section 6, the Acquiror shall indemnify and hold harmless each of the Target Stockholders against all Damages arising out of or resulting from:

(i) any breach of any representation or warranty made by Acquiror or Merger Sub in Section 4 of this Agreement; and

(ii) any breach of any covenant or agreement by Acquiror or Merger Sub under this Agreement.

(d) Limitations; Rights to Set-Off.

(i) No claim for Damages shall be made by the Acquiror Indemnified Persons under this Section 6 unless the aggregate of Damages exceeds $600,000 for which claims are made hereunder by the Acquiror Indemnified Persons, in which case the Acquiror Indemnified Person shall be entitled to seek compensation for all Damages in excess of $300,000 subject to the limitations set forth in this Section 6. The limitation set forth in this Section 6.2(d)(i) shall not apply to claims for Damages by the Acquiror Indemnified Persons based on actual fraud or under Section 6.2(b)(iii)-(vi).

(ii) The obligations of the Target Stockholders for Damages arising out of this Agreement, the Merger and the transactions contemplated hereby shall be limited to no more than $11,400,000. The obligations of the Target Stockholders other than the Principal Stockholders is limited to their pro rata share of the Escrow Account. Further, in no event will the liability of any specific Principal Stockholder with respect to Damages exceed such Principal Stockholder’s pro rata share of such Damages sought (calculated based on the ratio of the Merger Consideration actually received by such Principal Stockholder to the aggregate Merger Consideration actually received by all of the Principal Stockholders).

(iii) The Escrow Agreement is intended to secure the indemnification obligations of the Target Stockholders under this Agreement. Acquiror shall not attempt to collect any Damages directly from a Principal Stockholder unless there are not sufficient funds held in the Escrow Account pursuant to the Escrow Agreement to cover all outstanding claims under this Agreement. Subject to the foregoing sentence and the other limitations set forth in this Section 6, Acquiror and any of the Acquiror Indemnified Persons may, in their sole discretion, set-off any Damages that they are otherwise entitled to receive hereunder, determined in accordance with Section 6.3, against the portion of the Earnout Payment payable to the Principal Stockholders under Section 2.8.

(iv) The amount of any Damages for which indemnification is provided under this Section 6 shall be calculated net of any associated accruals or reserves reflected on Target’s balance sheet as of the Closing Date.

(v) In no event shall any party be responsible and liable for Damages or other amounts under this Section 6 that are consequential, in the nature of lost profits, diminution in value, damage to reputation or the like, special or punitive or otherwise not actual Damages. Acquiror shall (and shall cause the Surviving Corporation and the Target Business Unit to) use commercially reasonable efforts to pursue reasonable measures available in order to minimize the Damages for which a claim for indemnification may be made against the Target Stockholders under this Section 6.

(vi) The amount of any Damages for which indemnification is provided under this Section 6 shall be reduced by any related recoveries to which any Indemnified Party (as defined below) is entitled under insurance policies or other related payments received or receivable from third parties and any tax benefits for which the Indemnified Party is eligible on account of the matter resulting in such Damages or the payment of such Damages (for avoidance of doubt, this shall include the amount of tax refunds or credits, if any, received by Acqurior or Surviving Corporation as a result of the filing of claims for refund or amended tax returns with respect to the 2001, 2002, 2003 or 2004 tax years in Massachusetts and Arizona).

(vii) Except with respect to claims for equitable relief, including specific performance, made with respect to breaches of any covenant or agreement contained in this Agreement or claims based on actual fraud, the rights of the Indemnified Parties under this Section 6 shall be the sole and exclusive remedies of the Indemnified Parties and their respective Affiliates with respect to claims relating to or arising out of this Agreement and the transactions that are the subject of this Agreement.

6.3 Claims for Indemnification.

(a) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against a person entitled to indemnification under this Section 6 (an “Indemnified Party”) shall be made in accordance with the following procedures. An Indemnified Party shall give prompt written notice to the person from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party. Within 30 days after delivery of such notice, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding or claim with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered “Damages” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. The party controlling such defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Section 6 which is not subject to Section 6.3(a) shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) which contains (i) a description and the amount (the “Claimed Amount”) of any Damages incurred by the Indemnified Party, (ii) a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages. Within 30 days of a delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (A) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount, or (C) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party in such a response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts for a period of at least 30 days to resolve such dispute.

(c) Satisfaction of Claims. Once the Indemnified Party and the Indemnifying Party have agreed that the Indemnified Party is entitled to receive all or a portion of the Claimed Amount or the amounts of Damages from a third party claim is finally determined (such amount, the “Agreed Amount”), the Indemnified Party shall be entitled to such amount. If the Indemnified Party is Acquiror, it shall satisfy any Claimed Amount and any

Agreed Amount by first collecting such Claimed Amount and/or Agreed Amount from the Escrow Account; provided, however, that if insufficient funds are available in the Escrow Account to cover such Claimed Amount and/or Agreed Amount, the Acquiror shall be entitled to (i) set off from the Earnout Consideration an amount sufficient to satisfy such Claimed Amount and/or Agreed Amount determined pursuant to this Section 6 to be due that has not otherwise been paid or (ii) receive from Principal Stockholders hereunder an amount sufficient to satisfy such Claimed Amount and/or Agreed Amount, subject in each case to the limitations set forth in this Section 6.

6.4 Stockholders’ Agent.

(a) In order to carry out the terms of this Agreement and the Escrow Agreement, the Target Stockholders hereby appoint William H. Wrean, Jr. as agent (“Stockholders’ Agent”) for and on behalf of the Target Stockholders to give and receive notices and communications under this Agreement and the Escrow Agreement, to receive and distribute the Merger Consideration, to authorize delivery to Acquiror of the cash or other property from the Escrow Account in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, and to take any additional actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing or otherwise contemplated to be taken by or on behalf of the Target Stockholders by the terms of this Agreement or the Escrow Agreement. Such agency may be changed by the holders of a majority in interest of the Escrow Account from time to time upon not less than ten days’ prior written notice to Acquiror. No bond shall be required of the Stockholders’ Agent, and the Stockholders’ Agent shall receive no compensation for his services. Notices or communications to or from the Stockholders’ Agent shall constitute notice to or from each of the Target Stockholders. All references herein to the Stockholders’ Agent shall be deemed to be references to the person appointed as such, or his successor in his capacity as such, and not in his personal capacity.

(b) The Target Stockholders, solely in their capacity as stockholders of Target, hereby authorize the Stockholders’ Agent to (i) receive all payments to be made to the Target Stockholders hereunder, (ii) give and receive all notices required to be given under the Agreement, (iii) settle any and all disputes between the Target Stockholders and Acquiror or Surviving Corporation which may arise from time to time as a result of the transactions contemplated hereby, (iv) execute any and all governmental and other forms relating to Taxes and (v) take any and all additional action as is contemplated to be taken by or on behalf of the Target Stockholders by the terms of this Agreement, including Section 2 and Section 6 hereof.

(c) By their adoption of this Agreement and the approval of the Merger, the stockholders of Target agree that:

(i) each of Acquiror, Merger Sub, Target, Escrow Agent and Surviving Corporation shall be able to rely conclusively on the instructions and decisions of the Stockholders’ Agent as to any actions required to be taken by the Stockholders’ Agent or the Stockholders of Target hereunder, and no Person shall have any cause of action against Surviving Corporation for any action taken by Acquiror, Merger Sub, Target, Escrow Agent or Surviving Corporation in reliance upon the instruction or decision of the Stockholders’ Agent;

(ii) all actions, decisions and instruction of the Stockholders’ Agent shall be conclusive and binding upon all Target Stockholders, and no Target Stockholder shall have any cause of action against the Stockholders’ Agent for any action taken or omitted, decision made or instruction given by such Stockholders’ Agent arising out of or in connection with the acceptance or administration of his duties hereunder, except for fraud or willful breach of this Agreement by the Stockholders’ Agent;

(iii) the provisions of this Section 6.4 and Section 6.5 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable, notwithstanding any rights or remedies that any Target Stockholder may have in connection with the transactions contemplated by this Agreement;

(iv) remedies available at law for any breach of the provisions of this Section 6.4 and Section 6.5 may be inadequate; therefore, Acquiror, Surviving Corporation and Target shall be entitled to seek temporary and permanent injunctive relief without the necessity of proving damages if any of Acquiror, Surviving Corporation or Target bring an action to enforce the provisions of this Section 6.4 and Section 6.5; and

(v) the provisions of this Section 6.4 shall be binding upon the executors, heirs, legal representatives and successors of each Target Stockholder, and any references in this Agreement to a Target Stockholder or Target Stockholders shall mean and include the successors to Target Stockholder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(d) All fees and expenses incurred by the Stockholders’ Agent after the Closing shall be the responsibility of Target Stockholders on a pro rata basis. During the term of the Escrow Account, the Stockholders’ Agent shall be entitled to fund such fees and expenses (including without limitation, the fees and expenses incurred in defending any third party claims pursuant to Section 6.3(a) hereof) from the Escrow Account. In addition, the Stockholders’ Agent shall have the right to reimbursement of any such fees and expenses (to the extent not funded from the Escrow Account) from any amounts to be distributed to Target Stockholders.

(e) Target Stockholders shall severally indemnify the Stockholders’ Agent and hold him harmless against any loss, liability or expense incurred without fraud or willful breach of this Agreement on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

(f) Acquiror and Surviving Corporation shall cause the Stockholders’ Agent to have reasonable access to information about Target and the Target Business Unit and the reasonable assistance of the Surviving Corporation’s and Target Business Unit’s officers and employees for purposes of performing his duties and exercising his rights hereunder, provided that the Stockholders’ Agent shall treat confidentially and not disclose any nonpublic information from or about Target, the Surviving Corporation, and the Target Business Unit to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

6.5 Actions of the Stockholders’ Agent. A decision, act, consent or instruction of the Stockholders’ Agent shall constitute a decision of all Target Stockholders for whom Merger Consideration otherwise issuable to them is deposited in the Escrow Account and shall be final, binding and conclusive upon each such Target Stockholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Stockholders’ Agent as being the decision, act, consent or instruction of each and every such Target Stockholder. The Escrow Agent and Acquiror are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Agent.

7. General Provisions.

7.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally; (ii) three Business Days after being mailed by registered or certified mail, postage prepaid, return receipt requested; (iii) one Business Day after it is sent by reputable commercial overnight courier service; or (iv) upon transmission if sent via facsimile with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice):

(a) if to Acquiror or Merger Sub, to:

SigmaTel, Inc.

1601 South Mopac Expressway, Suite 100

Austin, Texas 78746

Attention: Ronald Edgerton

Fax:    (512) 381-4125

Tel:    (512) 381-3700

with a copy to:

DLA Piper Rudnick Gray Cary US LLP

1221 South MoPac Expressway, Suite 400

Austin, TX 78746

Attention: SigmaTel, Inc. Responsible Partner

Fax: (512) 457-7001

Tel: (512) 457-7000

(b) if to Target, to:

Oasis Semiconductor, Inc.

201 Jones Road

Waltham, Massachusetts 02451

Attention: John Koger

Fax:    (781) 370-8800

Tel:    (781) 370-8880

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Hal J. Leibowitz, Esq.

Fax:    (617) 526-5000

Tel:    (617) 526-6471

(c) if to Stockholders’ Agent, to:

William H. Wrean, Jr.

148 Linden Street, Suite 204

Wellesley, MA 02181

Fax:    (781) 237-9190

Tel:    (781) 237-9290

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Hal J. Leibowitz, Esq.

Fax:    (617) 526-5000

Tel:    (617) 526-6471

7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.3 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the exhibits and schedules hereto, including the Target Disclosure Schedule: (a) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; and (b) except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder and shall not be assigned by operation of law or otherwise without the written consent of the other party.

7.4 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.5 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

7.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of Delaware applicable to parties residing in Delaware, without regard applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within Newcastle County, Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated hereby and it agrees that process may be served upon it in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

7.7 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

7.8 Specific Enforcement. Each of Acquiror, Merger Sub and Target acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by Acquiror, Merger Sub or Target, as the case may be, in accordance with their specific terms or were otherwise breached. Accordingly each of Acquiror, Merger Sub and Target agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such other parties are entitled at law or in equity.

7.9 Amendment; Waiver. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of any party, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. Any amendment or waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).

7.10 Acknowledgements by Acquiror and Target. Acquiror acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, Business, properties and projected operations of Target and, in making its determination to proceed with the transactions contemplated by this Agreement, Acquiror has also conducted its own independent investigation and verification and the representations and warranties of Target expressly and specifically set forth in Section 3 of this Agreement, including the Target Disclosure Schedule. Notwithstanding the foregoing, the representations and warranties of Target, and the rights and remedies that may be exercised by the Acquiror Indemnified Persons for any such breach of such representations and warranties, shall not be limited or otherwise affected by any information (other than the Target Disclosure Schedule) furnished by Target to Acquiror, or any investigation made by, or knowledge of, any of the Acquiror Indemnified Persons or any of their Representatives.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Target, Acquiror, Merger Sub and Stockholders’ Agent have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

OASIS SEMICONDUCTOR, INC.

By:	/s/ John J. Koger
John J. Koger
President and Chief Executive Officer

SIGMATEL, INC.

By:	/s/ Ronald Edgerton
Ronald Edgerton
President and Chief Executive Officer

PPR ACQUISITION CORPORATION

By:	/s/ Ross Goolsby
Name:	Ross Goolsby
Title:	President

STOCKHOLDERS’ AGENT
The undersigned hereby enters into this Agreement for the sole purpose of agreeing to be bound by the provisions of Section 2.6, Section 2.8 and Section 6 hereof:

/s/ William H. Wrean, Jr.
William H. Wrean, Jr.

PRINCIPAL STOCKHOLDERS:
The undersigned hereby enters into this Agreement for the sole purpose of agreeing to be bound by the provisions of Section 6 hereof:

/s/ John J. Koger
John J. Koger

/s/ William H. Wrean,
William H. Wrean, Trustee of the Wm. H. Wrean Rev. Tr. Dtd 9/25/89

/s/ William H. Wrean, Jr.
William H. Wrean, Jr., Trustee of the Wm. H. Wrean, Jr. Rev. Tr. Dtd 9/27/96

/s/ William H. Wrean
William H. Wrean, Trustee of the Wm. H. Wrean Family Tr. Dtd 1/1/97

/s/ William H. Wrean, Jr.
William H. Wrean, Jr., Trustee of the Wm. H. Wrean Family Tr. Dtd 1/1/97

The Sacajawea Fund

By:	/s/ William H. Wrean
William H. Wrean, Managing Partner

/s/ Brendan Mullaly
Brendan Mullaly